Exhibit 99.a

Technical Report

on the

 BURNT BASIN PROPERTY
BOUNDARY DISTRICT

NTS 82E/1
Lat: 49  10' 00'' N Long: 118  07' 30'' W
(at approximate centre of property)

Greenwood Mining Division
British Columbia, Canada

Prepared for:

Newport Gold Inc.
Unit 1 - 336 Queen St. South
Mississauga, Ontario
L5M 1M2

By:

Linda Caron, M.Sc., P. Eng.
717 75th Ave, Box 2493
Grand Forks, B.C.
V0H 1H0 July 28, 2003

LIST OF FIGURES

  LIST OF TABLES

LIST OF PLATES

Page	Number
Burnt Basin Property, July 2003 - Plate 1	32
Burnt Basin Property, July 2003 - Plate 2	33

LIST OF APPENDICES

Page
APPENDIX 1 - Property Option Agreement
APPENDIX 2 - 2003 Rock Sample Descriptions and Analytical Certificate

1.0 SUMMARY

The Burnt Basin property is centred about 25 kilometres northeast of Grand Forks, B.C. The property is comprised of 9 mineral claims (47 units) that were acquired by Newport Gold Inc. in 2003 under an option agreement from Steve Baran, and subject to an underlying agreement with claim owner John Carson. This report summarises work to date on the property and makes recommendations for further exploration. It was prepared at the request of Newport Gold.

The property is an exploration stage prospect, without known reserves. It is situated within the highly mineralized Boundary District. The Boundary District includes the Republic, Belcher, Rossland and Greenwood Mining Camps in Southern British Columbia and northern Washington State, and has total past production exceeding 7.5 million ounces gold. The important gold deposits within the Boundary District can be broadly classified into six deposit types, including skarns, epithermal and mesothermal veins, mineralization associated with Jurassic alkalic intrusives, mineralization associated with serpentinite, and gold-bearing volcanogenic magnetite-sulfide deposits.

Newport Gold Inc. has acquired the Burnt Basin property primarily as a gold exploration project. The property has potential for gold (+/- copper, lead, zinc) skarn and/or gold-bearing volcanogenic magnetite-sulfide deposits, similar to the deposits in the Belcher District of Washington State, as well as for gold-silver quartz veins. A very large number of mineral occurrences occur on the Burnt Basin property, most of which have seen only minimal recent exploration. The bulk of the previous exploration on the property has been directed at Pb-Zn-Ag mineralization.

 One of the most prospective gold exploration targets on the property is the Molly Gibson. Mineralization at the Molly Gibson has a strong stratigraphic control, occurring in the immediate structural hangingwall of a band of crystalline limestone that contains layers of dense grey chert (historically referred to as jasperoid). Small, highly silicified lenses of auriferous massive pyrrhotite (and lesser pyrite and chalcopyrite) occur in fine grained, siliceous, sulfidic, calc-silicate altered metasediments. The known sulfide lenses have been small, but have historically returned very high gold values. Historical production from the Molly Gibson is 316 tons at a grade of 1.05 oz/t Au and 0.45 oz/t Ag. A sample collected by the author from the dump of an old mine working assayed 114 g/t Au (3.325 oz/t Au). The geological setting and style of mineralization have similarities to recently discovered auriferous volcanogenic massive sulfide/oxide deposits in the district, such as the Lamefoot mine, and further exploration of the property is warranted.

A thorough compilation of previous exploration data on the property and detailed geological mapping are badly needed in light of new metallogenic models that may apply to gold mineralization on the property. Furthermore, a number of showings are referenced in the historical literature that have had no modern exploration whatsoever and need to be located and assessed.

Previous exploration has been hampered by topography and access, by the thick, forest cover and by the lack of outcrop in some parts of the property. Road building, currently underway, and upcoming logging planned for the area will certainly improve the prospects for exploring the property.

 A two phase work program is recommended for the Burnt Basin property, with a total budget of $250,000. Phase 1 ($60,000) includes a compilation of previous exploration work on the property, followed by prospecting, rock sampling and geological mapping. Preliminary geophysical surveys may also be included in Phase 1. Phase 2 ($190,000) consists of follow-up geophysical surveys, if warranted, followed by excavator trenching and diamond drilling to test targets defined by the Phase 1 program. Phase 2 is contingent on the results of the Phase 1 program.

2.0 INTRODUCTION AND TERMS OF REFERENCE

The author was retained by Newport Gold Inc. to complete the following report on the company's Burnt Basin property. The purpose of this report is to provide an up-to-date summary of previous exploration on the property, and to make recommendations for further work.

This report is based on a review of geological data obtained from the property vendor, from the author's personal files, and from published data including that from the British Columbia Ministry of Energy and Mines, the Geological Survey of Canada and the US Geological Survey. All information reviewed or referenced is contained in Section 16.0 of this report. For some of the exploration work on the property, only summary data was available for review. Recommendations are made in Section 15.0 of this report that, wherever possible, these documents be obtained and the information contained within them be compiled as part of the Phase 1 work program.

The author is familiar with the general vicinity of the Burnt Basin property, having worked extensively in the district for the past 14 years. The author visited the Burnt Basin on July 18, 2003, examined a number of the key mineral occurrences, and collected several rock samples. Details of the examination are contained later in this report. The author has had only minor previous involvement in the property including an examination done in 1989 for a mining exploration company, and a preliminary review of exploration data on the property and preparation of a brief summary for Steve Baran (party to an underlying agreement on the property) in 2002.

 3.0 DISCLAIMER

This report has been prepared based on information from various government publications, private company files, and published reports. The source data is believed to be reliable, but there are possibilities for error and for difference of opinion. Reasonable care has been taken to ensure that this report is accurate and factual. Original sources are referenced where previous results are quoted, however with the exception of work done or supervised by the author, I cannot guarantee the accuracy of this source data. As mentioned above, several references detailing previous work on the claims were not available for review at the time this report was written. Information on these programs is based on summarised data in subsequent reports, on various news releases, and on summary information in the B.C. Ministry of Energy and Mines Assessment Report database. Recommendations are made in Section 15.0 of this report that, wherever possible, these documents be obtained and the information contained within them be compiled as part of the Phase 1 work program.

Throughout this report, results have not been converted and are quoted in the units that they were reported in (in many cases Imperial), with the source of the data referenced. This has been done so as not to imply a greater degree of precision to the results than in fact exists. For example, where an original intercept is given in feet and inches, the result is only precise to within an inch, or when converted to metric, to within 2.5 centimetres. The same problem arises when converting ounces per short ton into grams per metric tonne.

I am a Qualified Person, as defined by National Instrument 43-101, and independent of Newport Gold Inc. I have no interest in any of the mineral claims comprising the Burnt Basin property nor in any claims in the vicinity of the property.

4.0 PROPERTY LOCATION AND DESCRIPTION

The Burnt Basin property is situated about 25 kilometres northeast of Grand Forks, B.C., and east of Gladstone Provincial Park, on NTS map sheet 082E/01 (see Figure 1). The property is centred at latitude 49o 10' 00"N and longitude 118o 07' 30"W, and covers an area of about 1175 hectares.

The property consists of nine located, contiguous mineral claims (a total of 47 units) located on Mineral Tenure map sheet 082E.020 in the Greenwood Mining District. The claims are shown in Figure 2 and summarised below in Table 1. The locations of known mineralized zones, discussed in detail later in this report, are shown relative to the property boundary in Figure 5.

CLAIM NAME	TENURE #	UNITS	EXPIRY DATE
MOLLY GIBSON	393541	20	2004.06.30
MOTHERLODE	393542	20	2004.06.30
LODE #1	395681	1	2004.06.30
LODE #2	395682	1	2004.06.30
LODE #3	395683	1	2004.06.30
LODE #4	395684	1	2004.06.30
LODE #5	395685	1	2004.06.30
LODE #6	395686	1	2004.06.30
LODE #7	395687	1	2004.06.30

Table 1: Claim Information

None of the claims or property boundaries have been legally surveyed by Newport Gold Inc. or by the owner. The property boundary, as shown on Figure 2, is based on the current government claim map. The author visited the common legal corner post between the Mother Lode and Molly Gibson claims and found it's position to be plotted in accordance to that shown on the government claim map. The locations of the Lode #1-7 claims were not independently verified in the field.

The property covers numerous historic crown grants, no longer in good standing, as shown in Figure 3. These crown grants were legally surveyed at the time of crown granting of the various claims in the late 1890's and early 1900's. One crown grant, Lot 1753, remains in good standing, as shown on Figure 2. Lot 1753 is owned by parties from Seattle, Washington. Although it occurs within the limits of the Burnt Basin property, it is not part of the property.

The Burnt Basin property is owned by John W. Carson and is held under option to Newport Gold Inc. by a June 2003 agreement from Steve Baran. A copy of this agreement is contained in Appendix 1 of this report. The property is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002. Under the terms of Newport's agreement, Newport Gold Inc. can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return (NSR) royalties (totaling 2%), in consideration for cash and share payments totaling $17,000 and 225,000 shares. Newport Gold

Figure 1

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Figure 2

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Figure 3

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Inc. must also incur exploration expenses totaling $250,000 over a 3 year period. The first NSR royalty consists of a 1% NSR payable to John Carson capped at $250,000, that will be provided by making annual $10,000 prepaid NSR payments beginning in September of 2003. A further 1% NSR is payable to Steve Baran. One half of the 1% NSR to Steve Baran may be bought out for the sum of $500,000.

The Burnt Basin property is underlain entirely by crown land. Lot 1753, within the limits of the property but not part of the property (see Figure 2), is a crown grant in good standing, on which both surface and undersurface rights are privately held.

There are no known environmental liabilities on the property. Permits are required for any exploration work involving mechanized ground disturbance. At this point, no application has been made for any such exploration permit. No particular difficulty is expected with respect to obtaining permits. The area has a long history of mining and mineral exploration and opposition to any development is expected to be minimal. Permits for both exploration (trenching, drilling) and small scale quarry production have been recently obtained on other properties in the district without issue.

5.0 ACCESS, CLIMATE, LOCAL RESOURCES, INTRASTRUCTURE & PHYSIOGRAPHY

Access to the Burnt Basin property and local infrastructure are both reasonably good. Highway 3, the Southern Trans Provincial Highway, crosses the extreme southeast corner of the property, as shown on Figure 2. At present, road access to the claims is via the Paulson Detour road, which heads west from Highway 3 on the south side of the Paulson bridge, and then via a steep narrow road that heads south from the Paulson Detour road about 300 metres west of the highway. This steep road is followed for 2.5 kilometres, at which point the slope becomes much gentler and numerous old roads branch off to different parts of the claims. Presently, there is road access to the Molly Gibson, Eva Bell and Mother Lode showings. Other roads require brushing out in order to be driveable.

When the property was examined on July 18, 2003, a new road up the Josh Creek valley was being constructed to accommodate upcoming logging in the area. This new road leaves Highway 3 approximately 10 kilometres southwest of the Paulson bridge, and will soon provide new, better road access into the central part of the Burnt Basin property.

Limited services, including room, board and fuel, are available in the community of Christina Lake, approximately 25 kilometres southwest of the property via Highway 3. Most services needed for exploration are available in Grand Forks, located 20 kilometres west of Christina Lake along the highway. Alternately, services are available in Castlegar, 55 kilometres east of the property along Highway 3. Castlegar also contains the closest full-service airport to the property. The closest power available is approximately 10 kilometres southwest of the claims on McRae Creek road.

The property covers the "Burnt Basin", a bowl shaped area covering the upper Josh and Mollie Creek drainages that is situated north and west of Highway 3 and the McRae Creek valley. The extremely steep (and often bluff-like) south and east facing slopes above the highway are also within the property boundary. Within the basin, above these steep slopes, the topography is more moderate. Elevations range from about 900 metres at the highway in southeast corner of the property to about 1585 metres at the Molly Gibson showing.

There is good rock exposure on the steep slopes in the southern and eastern parts of the property. Outcrop on the remainder of the Burnt Basin property is moderate to scarce. Vegetation consists of thick second growth forest, with dense undergrowth. The forest is mixed, with cedar, larch, spruce, pine and fir all present. Old logging roads are thickly regrown with alder. Forest cover is dense enough in many places to make use of hand-held GPS equipment ineffective. The upcoming logging of this area will greatly benefit mineral exploration, both because of the improved access, but also due to opening up of the forest.

The climate is moderately dry, with hot summers and only minor rainfall. Snowfall is typically in the order of 2.5 - 3 metres and the property is generally snow free from early May to mid November. Water is available for drilling from Josh Creek or from several small ponds within the 'basin'.

6.0 HISTORY

6.1 Regional Exploration History

The Burnt Basin property is situated within the Boundary District, an area with a long history of exploration and mining activity in a number of discrete mining camps. The Greenwood Mining Camp is situated some 35 kilometres west-southwest of the Burnt Basin property, the Rossland Mining camp 25 kilometres to the southeast, and the Republic-Belcher-Curlew area of Washington State 75 kilometres to the south-southwest. A limited amount of work was also done in the Big Sheep Creek area, 10 kilometres east of the property, on the Inland Empire - Alice L. properties. The following discussion summarises the exploration history in the Greenwood, Rossland and Republic Camps, and briefly covers the history of exploration and development in the Big Sheep Creek area, in the more immediate vicinity of the Burnt Basin property. Detailed historical accounts for portions of the Boundary District are provided by Peatfield (1978), Church (1986), Fyles (1984), Parker and Calkins (1964), Bancroft (1914), Brock (1906) and Muessig (1967) and by other specific references listed below. The reader is referred to these sources for a more thorough discussion of the subject. A detailed discussion of the history of exploration on the Burnt Basin property itself is contained in Section 6.2 of this report.

Greenwood Area

In the Greenwood Camp, exploration dates back to the early 1880's. This first phase of exploration and development focused on high grade gold and silver quartz and sulfide veins, with exploration and development of the various veins continued intermittently through the early 1900's. Significant producers were the Jewel, with about 124,000 tonnes averaging 9.9 g/t Au produced, the Athelstan (33,000 tonnes @ 5.4 g/t Au), the Winnipeg (56,000 tonnes @ 7.2 g/t Au), and the Providence (10,500 tonnes @ 17.5 g/t Au, 4060 g/t Ag) (Church, 1986).

In 1890, high grade copper skarn mineralization was discovered at Phoenix, about 5 kilometres east of Greenwood. The Granby Company was formed to work in the Phoenix area in 1896, and in 1900 the Granby Smelter in Grand Forks was completed to process ore from the Phoenix mine. Mining continued until 1919, when the Granby mine and smelter closed due to low copper prices, lower ore grades and a shortage of coking coal for the smelter furnaces. The discovery and development of copper skarn mineralization in the Deadwood Camp (Motherlode mine) just west of Greenwood was happening concurrently to the work at Phoenix, with ore processed in the British Columbia Copper Company smelter at Anaconda.

 In 1956, Woodgreen Copper Mines renewed mining at the Motherlode mine. A 900 tonne per day mill was constructed to process ore mined via open pit methods, although production had dropped to 450 tonnes per day by 1959. Mining continued until 1962, at which point the mill was dismantled and removed. The total production from the Motherlode mine to 1962, including the early direct smelting ore, is quoted at 4.2 million tonnes at a grade of 0.8% Cu and 1.3 g/t Au (Church, 1986).

Similarly, in 1956 the Granby Company re-evaluated the Phoenix property and open pit production at Phoenix began in 1960 at a rate of 900 tons per day, was increased to 2000 tons per day in 1961 and further increased to 3000 tons per day in 1972. Granby terminated mining operations at Phoenix in 1976, and later dismantled and moved the Phoenix mill. Total production at Phoenix during the period 1900 - 1976 is reported at 27 million tonnes at a grade of 0.9% Cu and 1.12 g/t Au, from a number of different ore bodies (Church, 1986). This amounts to over 1 million ounces of gold production from the Phoenix deposit.

Exploration in the camp was rekindled in the early 1980's with the discovery of the Sylvester K gold- bearing massive sulfide zone north of the Phoenix. The Sylvester K is contained within a very characteristic, repeatable sequence of Brooklyn sediments and volcanics (the upper portion of the regionally mapped sharpstone unit), sitting just below massive Brooklyn limestone. Complex faulting offsets mineralization and has hampered exploration.

Skylark Resources was active in the area during the mid-late 1980's, on the Skylark and adjoining OB properties. Skylark discovered and explored the H and Serp zones, straddling the boundary between the Skylark and OB properties. A 458 metre decline was completed on the H zone, with drifting onto the Serp zone. Production from the H zone started in December 1987, at a rate of 90 tonnes per day. Ore was processed in the Robert's Mill at Boundary Falls and in the Dankoe Mill near Keremeos. Mining continued through to early 1989, with total production of 33,300 tonnes grading 353 g/t Ag and 2.7 g/t Au from the H zone. During this same period, a significant amount of work was also done on the Golden Crown and Lexington properties.

Rossland Area

The Rossland Camp is the second largest gold producing camp in British Columbia, with 2.8 million ounces of gold produced between 1897 and the early 1940's. The majority of this production came from massive pyrrhotite veins in the interconnected, deep shaft, underground Le Roi, Centre Star, Josie and War Eagle mines in the central part of the camp.

In 1865, the Dewdney Trail was completed from Hope to the placer creeks in the East Kootenays, and the gossan on Red Mountain at Rossland attracted the attention of early travellers. The first lode claims were not staked in the area until 1887 however, and there was little activity until 1890. In the summer of 1890 the prospectors Bourjois and Morris located in one day the Le Roi, Centre Star, War Eagle, Idaho and Virginia claims. The Le Roi claim was given to E.S. Topping for paying the recording fee on the claims. Topping obtained specimens from the property and proceeded to Spokane. News of the strike was out and most of the claims at Rossland were staked within the next month.

For the first few years development was slow, due partly to lack of transportation. A small shipment of ore was made from the camp in 1891 to an American smelter, then in 1893 a second small shipment was made to Trail. Construction of the smelter at Trail and a tramway to connect the smelter to the mines at Rossland was started in 1895, and the smelter was blown in early in 1896. The same year, the Red Mountain railway was completed to connect Rossland with the railway at Northport and the boom years for Rossland had begun. A smelter was built in Northport by the Le Roi mining company in 1898 to process it's own ore. Other mines were shipping ore to the Trail smelter.

Production continued by a number of individual companies, reaching a peak of 360,000 tons per year in 1903. In 1906 the War Eagle and Centre Star Mines of Rossland joined with the St. Eugene Mine on Moyie Lake and the smelter at Trail to form the Consolidated Mining and Smelting Company. In 1910, the Le Roi Mining Co. sold its interests to the Consolidated Mining and Smelting Company, and closed it's smelter at Northport. Production continued from the Rossland veins until 1928, although the rate of mining declined sharply after 1917. In the 1930's and early 1940's, lease miners continued small scale mining from the main deposits. (Brock, 1906; Gilbert, 1948; Fyles, 1984)

Republic - Belcher - Curlew Area

The north half of the Colville Indian Reserve was officially opened to staking on February 21, 1896, and the first claims at Republic were staked the same day. Within the next 9 days, claims were staked covering all the major gold bearing quartz veins in the area. Over the next few years, 3 mills had been built at Republic to process ore from the epithermal gold-silver veins of the district, however early milling activities "failed to treat successfully the ores of the district" because of the finely crystalline ore minerals and the silica encapsulation of electrum. Nonetheless, exploration and development in the camp were booming during this period, and active mining continued until 1901 when the large custom mill and the Republic mine closed down. Until the railways arrived in 1902 and 1903, little further work was done. With the arrival of the railway, sporadic mining continued until 1909 with ore shipped to by rail to various smelters, including those at Grand Forks, Greenwood, and Trail. In 1910, Republic Mines Corp. started construction of a 1,000 ton per day mill, but by 1919 this too had closed and there were no mills operating in the Republic District. The Knob Hill mine at Republic continued to produce direct smelting ore until 1937, when a 400 ton per day cyanide mill was built to process the ore. The mill was later adapted with a flotation circuit and the capacity expanded to 500 tons per day. The Knob Hill mine continued to produce from it's shaft underground mine but, until epithermal gold/silver deposits became a popular exploration target in the late 1970's and early 1980's, failed to attract much attention (Bancroft, 1914; Lasmanis, 1996).

In late 1981, Hecla Mining Company acquired the Knob Hill mine, and other properties at Republic, and in 1984 announced the discovery of a new ore body, the Golden Promise. By the end of 1988, the Republic District had produced over 2.5 million ounces of gold and 14 million ounces of silver from bonanza type epithermal veins, at grades of greater than 0.5 oz/t Au and 3 oz/t Ag. Underground mining at Republic continued until early 1995, when the Golden Promise mine was mined out, and the mill was closed. The same year, Santa Fe Pacific Gold Corp. leased the Golden Eagle deposit from Hecla and explored the property. A large tonnage open-pittable gold resource was identified, however the ore is refractory in nature and the deposit remains undeveloped (Lasmanis, 1996).

As with Republic area, claims covering the Lone Star, Comstock and Morning Star deposits north of Curlew were staked in 1896 upon the opening of the reserve. The Lone Star deposit, just south of the Canada-USA border is an alkalic copper-gold porphyry deposit. Limited underground mining was done at the Lone Star prior to 1920, then in the late 1970's, Granby Mining Co. mined 360,000 tonnes from the deposit by open pit methods. Ore was trucked north into Canada for processing at the Phoenix mill. US Borax and others have completed considerable exploration on the property since that time, and a large tonnage of low grade copper-gold mineralization has been delineated that remains undeveloped (Seraphim et al, 1995).

Claims covering the Buckhorn Mountain deposit near Chesaw were similarly staked in 1896 upon the opening of the reserve to exploration. Intermittent mining for iron, copper, gold and silver was done until 1950. In 1988, Crown Resources acquired the property and began systematic exploration. Work by Crown Resources and then partner Battle Mountain Gold, lead to the discovery of the Buckhorn Mountain (Crown Jewel) gold skarn deposit. The deposit is hosted in probable Triassic rocks in a similar geological setting to the major skarn deposits (Phoenix, Motherlode, Oro Denoro) in the Greenwood area. Exploration of the property led to the delineation of an open pittable gold resource, however permitting issues prevented the development of the project and Battle Mountain eventually returned the property to Crown Resources. During the winter of 2002-03, Crown carried out a 41 hole infill diamond drill program on the Southwest Zone to define a resource for underground development. Highlights of the drill program included hole D02-201, intersecting 10 feet grading 1.21 oz/t Au, and hole D02-202 which intersected 32 feet grading 0.99 oz/t Au (Hickey, 1992; Crown Resources news releases Jan 23/03, Feb 25/03).

In the early 1900's, auriferous massive magnetite (with lesser pyrite, pyrrhotite and chalcopyrite) was discovered on a number of claims in the Cooke Mountain - Lambert Creek area of the Belcher District, about 15 kilometres northeast of Republic. A small amount of underground mining was done at the Belcher and Copper Key claims. Ore was ore shipped by rail to the Granby smelter in Grand Forks for use as a flux, with minor credits for copper and gold. Little further work was done on these claims until the spring of 1987, when Echo Bay Mines and Crown Resources drilled several reverse circulation drill holes on a broad magnetic high on the south slope of Cooke Mountain. Gold-bearing massive magnetite was intersected at what would become the Overlook mine. A reserve of 425,000 ounces of gold at an average grade of 0.14 oz/t Au was delineated, and in November of 1988, Echo Bay began development of underground workings. The following spring, construction of the 2000 ton per day Kettle River Operations carbon-in-leach cyanide mill was initiated. The Overlook Mine was mined from 1990-1993. During this same period the Key East and Key West mines were discovered and subsequently mined by open-pit operations. The Lamefoot deposit was also discovered during this period, and underground mining of the deposit was done from 1994-2000. The Lamefoot deposit was the largest of the four deposits, with production of 2 million tonnes at an average grade of 7 g/t Au. Total production from the four deposits, all of which were milled at the Kettle River Operations mill, was 1 million ounces of gold. All four deposits represent syngenetic volcanogenic massive oxide/sulfide mineralization at the volcaniclastics/limestone contact within the Triassic Brooklyn Formation, with at least part of the gold mineralization attributed to a later stage epigenetic event (Rasmussen, 1993, 2000).

The Kettle epithermal gold-silver vein deposit immediately west of Curlew (discovered by Crown Resources in 1985 as the Granny property), was also developed and mined by Echo Bay Mines during these years, with the ore processed at the Kettle River Operations mill. In 1990, Echo Bay Mines discovered the K2 mine 5 kilometres west of Curlew, in follow-up to a gold stream sediment anomaly. The project was permitted in late 1994, underground development started early in 1995, and production began in January 1997. The K2 deposit was mined at a rate of 800 tons per day until mid-2002, with ore trucked to the Kettle River Operations mill and blended with the Lamefoot ore for milling. By late in 2002, with both the Lamefoot and K2 deposits mined out, the mill was placed on a care-and-maintenance basis as exploration in the district continued. (Gelber, 2000)

In the spring of 2003 Echo Bay merged with Kinross Gold, and in April, 2003, Kinross announced the discovery of the Emanuel Creek epithermal gold vein approximately 1 kilometre east of the K2 mine. The Emanuel Creek vein is a blind discovery under an average 350 metres of post-mineral sediments. The deposit is being fast-tracked to production, with mining slated to begin in late 2003 or early 2004. This discovery means that the 2000 ton per day Kettle River mill, on care-and-maintenance since November of 2002 when the K2 deposit was mined out, will be re-opened in the spring of 2004 to process the Emanuel Creek ore and will provide a custom milling option for other properties in the district (Kinross webcast, April 3, 2003).

Big Sheep Creek Area

The following discussion is limited to the Upper Big Sheep Creek area, situated some 10 kilometres east of the Burnt Basin property. It does not include a discussion of the Velvet Mine or other properties near the International border in the southern part of the Big Sheep Creek valley. The principal properties in the Upper Big Sheep Creek area are the Inland Empire, Alice L.-Berlin and Enterprise groups. The BC Minister of Mines Annual Report for 1936 contains a description of these and other claims in the area, which host a series of narrow quartz-sulfide shears and veins within Rossland Group volcanics and Nelson intrusives.

Work on the Inland Empire group of claims is reported as early as 1905. In 1911 the Inland Mining Company Ltd. erected a stamp mill, equipped with concentrating tables, however gold recovery from the mill was poor. The shaft on the property was said to be down 300 feet. From 1912 to 1919 the company mined about 3500 tons of ore from property, with ore shipped to the Granby smelter in Grand Forks in the later years. In 1938 and 1939, further mining was done by the Inland Empire Mines Syndicate with ore shipped to the Trail smelter. The total production from the property to 1939 was about 4550 tons at a grade of 0.2 oz/t Au and 1.5 oz/t Ag.

Nearby on the Alice L.-Berlin claims, a small high grade shipment of ore was reported (208 tons containing 663 oz Au, 3072 oz Ag and 1247 lbs Cu), although later production in 1939 and 1940 was much lower grade than this (422 tons averaging 0.17 oz/t Au and 1.6 oz/t Ag). Small shipments of ore are also reported from the area on the Cascade and Bonanza claims.

6.2 History of Exploration, Burnt Basin Property

Claims were first recorded in the Burnt Basin area in 1899, but no significant work is documented until 1901. The following chronological discussion of the early history of the property is taken entirely from references in the BC Minister of Mines Annual Reports. Specific references (years/page numbers) are listed in Section 16.0.

Figure 3 shows the locations of former crown granted mineral claims on what is now the Burnt Basin property. Much of the work described below is referenced by the name of the historic crown grant on which the work was done. Several claims of different name are referenced in the early historical literature which were never crown granted and do not show on Figure 3. Whether these claims were allowed to lapse and then restaked under a different name and subsequently crown granted, or whether they simply lapsed is unknown. The precise location of these claims, and of the workings described on them, is unknown.

In 1901, Contact Consolidated Gold Mines Ltd. completed work on the Mother Lode claim, where three veins had been discovered. The No. 1 vein, said to contain "good values" in gold and silver, was stripped for 125 feet. At a point approximately 45 feet lower in elevation, a shaft was sunk to a depth of 50 feet and a cross-cut driven at the base of the shaft for 60 feet, at which point the vein was 7 feet wide. A cross cut tunnel was then driven for 240 feet to cut the vein at a depth of 163 feet below surface. The vein measured 4 feet in width at this point. A tunnel was driven along the No. 2 vein for 50 feet, and lower down the hill a second tunnel was driven on the same vein for 30 feet. The No. 3 vein was been stripped for 80 feet on surface, and a cross cut tunnel was being driven to cut the vein at depth.

Tammany Gold Mines Ltd. was also reported to be working in the Burnt Basin during 1901, on the Tammany No. 1, Jim Blaine and other claims, about 1 kilometre west of the Mother Lode claim. A tunnel was driven on the Tammany No. 1 for 130 feet and three quartz veins were intersected, "two small ones, and one of considerable width".

Also in 1901, 40 feet of sinking and cross cutting was reported on the Eva Bell, and on the Ennismore a tunnel was driven for 100 feet in quartz and a shaft sunk 50 feet on a showing of galena. Work was also reported on the Kittie, Aldeen and Tunnel claims, including a shaft sunk for 20 feet on a fissure quartz vein with free gold. North of this, the Mecklenburg was said to have "good showings, but is lying idle at present". A large exposure of ore on the side of a precipice is said to be present on the Comart claim, in the North Burnt Basin and "rich float, assaying over $100 to the ton" was apparently picked up. No maps could be found showing the location of the Comart claim and this showing remains "lost".

In 1903, the No. 1 "upper vein" on the Mother Lode claim was drifted on for 130 feet at the 200 foot level, and a cross-cut was driven 55 feet to cut the No. 1 "lower vein". A two ton sample was said to be being prepared for shipment to London, England for "experimental purposes". On the Treasury Fraction, a vein had been stripped for 100 feet and a shaft sunk to a depth of 20 feet. Workings were also noted on the Preston and London Prize claims (locations unknown).

The Minister of Mines Annual Report for 1904 states that "During the last year, work, except assessment and prospecting work on the various properties held by companies, has been very limited. The reason for the apathy of the claim owners in these camps is rather an enigma". A 1904 report by R.W. Brock of the Geological Survey of Canada, summarised in the 1932 Minister of Mines Annual Report, describes the Mother Lode claim in some detail, and mentions platinum values in the vein, varying from nil up to 0.25 oz/t Pt. Brock also noted the presence of free gold in the Mother Lode vein, as well as in Tertiary aged pulaskite and syenite dykes, some of which were said to assay up to $3 in gold. Note that subsequent work has not repeated the platinum assays from the Mother Lode vein, nor has the presence of free gold in the Tertiary dykes been confirmed. By 1917, the workings on the Mother Lode included 300 feet of tunnels, 65 feet of shaft, and 70 feet of open cuts. The veins, described as "chiefly auriferous quartz" with small amounts of pyrite, galena and sphalerite, occur in disturbed areas where dykes are most numerous. Widths vary from 1 foot to 2 feet 2 inches; veins strike approximately 290o.

No further work is reported from the Burnt Basin area until 1908 when the first mention of work on the Molly Gibson claim is made. Between 1908 and 1911, six car loads of ore were rawhided down a narrow trail to the Coryell station on the CPR, and then transported by rail to the Trail smelter. The ore was taken from near surface and averaged $17.5 per ton in gold [Note that at the gold prices of the time, this translates to an average grade of 0.85 oz/t Au].

During 1918 and 1919, a considerable amount of work was done on the Molly Gibson property by the Molly Gibson Mining Company of Rossland, although the extremely siliceous rocks were said to hamper development. The property consisted of the Molly Gibson, Grey Eagle, Manchuria, Irish Nellie and Molly Gibson Fraction claims (see Figure 3). Claims were also held south of the Molly Gibson, covering the steep slopes above the present highway. Some evidence of the mineralized zone was noted on these claims, although it is stated that practically no work was done in this area. "Development work (on the Molly Gibson Fr.) to date is as follows: Shallow pits and surface trenches sufficient to show a mineralized area about 1500 feet in length. An inclined shaft 40 feet deep opened up a lead about 8 feet wide carrying values up to $14 a ton in gold and 2 oz in silver. An open cut and tunnel 72 feet in length also showed the continuity of the mineral deposit. A crosscut tunnel approximately 200 feet long was driven to tap the ore 80 feet below the incline shaft (and to connect with the shaft at depth). Some ore, it is understood, was developed by this tunnel, the value of which is not known" (Minister of Mines Annual Report 1918). Assays from samples at the bottom of the shaft were said to run $80 to the ton in gold and silver.

In 1920, the shaft at the Molly Gibson was sunk to a depth of 85 feet, dipping from 20o to 35o and curving to the southwest. All the way down the shaft there are reported to be intermittent lenses of pyrite-pyrrhotite ore containing gold and a trace of silver within highly siliceous limestone. A shipment of 71 tons of ore was made. Work on the property in 1923 focussed on several small stringers of pyrite and pyrrhotite with high gold values discovered in the southern part of the property on the steep slope above McRae Creek and the present highway.

The 1924 Minister of Mines report describes the Monito claim, adjoining the Molly Gibson to the north. A lot of development work is reported on the Monito claim, including open cuts, shallow shafts and tunnels. Lead-zinc ore is noted on a limestone-dyke contact on the east side of the claim. Mineralization is also noted through the limestone, especially on the west side of the claim where veins containing copper can be traced for 100 feet and range up to 2 feet in width. A sample from the west vein assayed 0.02 oz/t Au, 11.3 oz/t Ag, 7.92% Cu, 0.7% Pb and 27% Zn, while a select sample from the east vein assayed 0.02 oz/t Au, 14.4 oz/t Ag, 32.1% Pb and 16.6% Zn. This is the only reference to the Monito claim in the historical literature and it's exact location is unknown. This may, in fact, be a description of showings on the Hastings claim (listed as being crown granted as L 2053 in 1903 and then again, as the same lot number, in 1921).

Minor work is reported on the Mother Lode in 1925, then in 1927, work was done on the Halifax group (Halifax, Jenny Lind, Golden Age, Havana and Arlington claims), under lease to Henry and George Jackson. The mineralized area on the property was said to occur entirely within limestone and extend for a length of at least 500 feet. The upper zone is described as being galena, sphalerite and pyrite in a quartz gangue, while the lower zone is said to contain pyrite and chalcopyrite. Development work included open cuts and a tunnel, 60 feet below the outcrop. A sample of the ore assayed 10.8 oz/t Ag, 17.7% Pb, 20.5% Zn, 14.3% S, 14% SiO2, 14% FeO and 1.8% CaO. On the adjoining Manitou claim (L. 1753, not part of the Burnt Basin property), several shallow shafts, open cuts and trenches are mentioned in limestone, exploring zones of sphalerite, galena and pyrite in a siliceous gangue. The ore zones are said to be difficult to follow.

A lengthy description of the Mother Lode is given in the 1932 Minister of Mines Annual Report, but little development work appears to have been done since the property was reported on in 1917. It was noted, in connection to earlier references to the No. 1 "upper" and No.1 "lower" veins, that "it is quite evident from information obtained in the upper workings that there is only one vein, the lower one, on which the shaft was sunk, being the downward faulted section of the one above. Some enrichment has taken place against the fault in this area and much higher values, including free gold, discovered. It is possible that this faulted zone may extend into the hill to the west and that minable bodies of ore may be found in connection with it."

Mention is made of the Molly Gibson in 1928, 1929, and 1931 owned at the time by the Molly Gibson Burnt Basin Mining Company. The extent of workings on the property does not seem to have changed significantly since the description in 1918. The majority of these workings are situated on the Molly Gibson Fraction. Assessment work on the property was said to have uncovered extensions of the mineral zones, but by 1931 a lien was reported registered against the property for non-payment of wages. In 1932 and 1933, the property was operated under lease, the lessee having apparently discovered, near the collar of the shaft "some new ore carrying values from 1.02 to 3.08 oz per ton in gold." The zone strikes northwest and dips about 40o to the northeast. A car load of ore was shipped to the Trail smelter, via a 4 foot wide trail to the railway, over which "ore could be hauled by sleigh in the winter". Two more loads were "expected to be shipped soon".

The geology, mineralization and history of work on the Molly Gibson property are described in some detail in a report by J.S. Stevenson contained in the 1936 Minister of Mines Annual Report. Shipments of ore from the property up to this point were reported to total about 260 tons, containing 285 oz Au and 119 oz Ag. In 1936, the company was in the process of driving the Singer adit, located 155 feet below and 400 feet north of the collar of the shaft. The absence of timber suitable for mining, an adequate water supply and the extremely hard, siliceous nature of the limestone were noted as problems in developing the property. The information pertaining to the geology and mineralization of the area is summarised in Section 9.0 of this report, and in Figure 6. In 1937, a crew of 7 people were employed on the property and development work consisted of 194 feet of drifting and 316 feet of cross cutting. The following year an additional 45 feet of drifting, 304 feet of cross-cutting and 83 feet of raising was done, with 4 people employed. A shipment of 22 tons of ore, returning 32 oz Au and 10 oz Ag was made to Trail.

No further work is mentioned on the present Burnt Basin property until 1948-49, when minor work was reported on the Halifax claim, including a 14 ton shipment of ore that averaged 8.9 oz/t Ag, 12.7% Pb and 14.7% Zn. The next phase of activity is then not until the 1960's and 1970's, when work largely concentrated on the Pb-Zn skarn zones on the Eva Bell and Halifax claims.

In 1964, Christina Lake Mines completed geological, geochemical and magnetometer surveys on the property and defined a highly anomalous zone of lead in soils measuring 2500 feet in length and up to 300 feet in width, and covering the Eva Bell - Halifax zone. Limited diamond drilling was done in 1964 on the Ajax crown grant, adjoining the Mother Lode to the south. In 1965, the present access road from the highway was constructed, following the route of the earlier pack trail from Paulson. Work on the property was reported to have stopped due to a staking dispute (Minister of Mines Annual Report 1964, 1965).

In 1968 and 1969 Dalex Mines carried out induced polarization and magnetometer surveys and considerable stripping and trenching on the Halifax-Eva Bell zone (Minister of Mines Annual Report 1968, 1969; Christopher, 1986). Seven IP anomalies are described by Mytrash and Ruzika (1971). A geochemical survey was also done, and seven holes totalling 2,142 feet were drilled, although, according to Mytrash and Ruzika (1971) most of the geophysical anomalies were untested by the drilling.

In 1972, Burnt Basin Mines submitted a 300 pound sample of lead-zinc-copper ore (from the Eva Bell - Halifax zone) to the Mineral Processing Division of the Department of Energy, Mines and Resources in Ottawa for mineralogical investigation. The ore was found to contain galena, sphalerite, chalcopyrite, cubanite, acanthite and argentiferous pentlandite, pyrite, pyrrhotite, arsenopyrite and minor amounts of more unusual minerals including mackinawite, cobaltite, loellingite, violarite and niccolite. Three distinct mineral assemblages were noted: chalcopyrite-pyrrhotite, galena-sphalerite, and sphalerite. The galena was not argentiferous, and silver values were attributed to the presence of acanthite and argentiferous pentlandite. Silver minerals were closely associated with chalcopyrite (Johnson, 1973). Mytrash and Ruzika (1971) describe two episodes of mineralization, an early copper-zinc-silver event within limestone beds, and a later period of lead-zinc mineralization along dyke contacts, which can cross-cut the earlier mineralization.

In 1972, Donna Mines entered into an agreement with Burnt Basin Mines to carry out exploration and development work on the Burnt Basin property. Donna Mines then completed line cutting and a magnetometer survey on the Eva Bell and Halifax claims. On the Eva Bell claim, three adjacent magnetic anomalies were identified over an area of about 300 metres by 60 metres. An anomaly was also defined in the vicinity of the Halifax workings, measuring almost 100 metres in length and open to the southeast. Five short diamond drill holes totalling 661 feet were drilled at two sites on the Eva Bell to test the magnetic anomaly. Holes D1 and D2 intersected a flat lying band of magnetite assaying, respectively, 1.46 oz/t Ag, 1.96% Pb and 7.18% Zn over 4.5 feet and 0.72 oz/t Ag, 1.12% Pb and 1.74% Zn over 6 feet. Holes D4 and D5 were drilled to test the south end of the magnetic anomaly. Both holes intersected a zone of good grade lead-zinc mineralization with a true width of 16.5 feet. Hole D4 returned 2.67 oz/t Ag, 4.84% Pb and 7.3% Zn over the true width, while hole D5 returned 4.05 oz/t Ag, 5.44% Pb and 8.78% Zn over the 16.5 foot true width (Shear, 1972). Trenching in 1973 is also reported to have exposed a zone in the Halifax-Eva Bell area that graded 0.03 oz/t Au, 8.6 oz/t Ag, 2.2% Cu, 3.2% Pb and 8.15% Zn over a 21 foot width (West Rim Resources news release June 22, 1987).

Donna Mines (and partner Alvija Mines Ltd.) carried out small scale production from the property from 1973 - 1976, primarily from the Eva Bell showing, as follows. In 1973, 118 tons of gold bearing quartz vein material from the property to the Trail smelter, however "mineral royalties" were said to preclude further shipment. It is not clear which vein this production was from. This may correspond to the shipment of material from the Mother Lode dump mentioned by Christopher (1986). In 1974, a shipment of 400 tons of lead-zinc-silver ore from the Eva Bell was made to the Kam-Kotio mill in Sandon. A combination of weather conditions and ore crushing problems were said to discourage further shipment to this mill. The following year, a further 420 tons of lead-zinc-silver ore was shipped to Re-Mac Mines at Nelway, however this operation closed shortly after and the next ore shipment (450 tons) was to the H.B. Mine at Salmo. In 1976, an additional shipment of 535 tons yielding 3.1 oz/t Ag, 4.45% Pb, 6.75% Zn and 21.5% magnetite was made to the H.B. Mine at Salmo. Twenty-eight tons were also shipped to the Trail smelter from the Halifax shaft, averaging 9.8 oz/t Ag, 15.4% Pb and 16.5% Zn (Donna Mines news release June 18, 1976; Alvija Mines news release Sept 3, 1976). Additional shipments of ore were likely made, as the total production from the property during this period is repeatedly quoted by subsequent workers as being about 1700 tons averaging 2.6 oz/t Ag, 4% Pb and 6.3% Zn (Christopher, 1986).

Paulson Mines Ltd., the successor to Donna Mines, completed surface sampling at the Halifax showing in 1977, with grades to 12.4 oz/t Ag, 19.7% Pb and 14.9% Zn over 6 feet. Fifteen hundred feet of diamond drilling in five holes was then done to test the zone at depth. Several narrow (to 0.9 meters) mineralized intercepts were encountered in the drilling, with grades ranging from 0.46-2.56 oz/t Ag, 0.04-2.35% Pb and 7.5-18% Zn (Christopher, 1986; Paulson Mines news releases June 15, 1977, Aug 5, 1977).

A very small and inconclusive VLF-EM survey was completed over the Molly Gibson showing in 1974 (Chang, 1974).

In 1978, Oliver Resources completed 10 kilometres of Pulse EM, magnetometer and induced polarization surveys and identified an anomaly extending for approximately 600 metres across the Halifax claim at a depth of 100-120 metres. The anomaly was untested by previous drilling on the claim, and appears to remain untested (Oliver Resources news release Nov 20, 1978). Granges Exploration Ltd. optioned the Burnt Basin property from Oliver Resources and Burnt Basin Mines in 1979, and drilled 3 BQ diamond drill holes totalling 291 metres in the Eva Bell area. Only minor sulfides were encountered in the drilling (Exploration in B.C. 1979).

In 1986, West Rim Resources established 23 kilometres of grid over a portion of the Burnt Basin property, and collected 860 soil samples at 25 metre intervals on 50 metre spaced lines. A large area of anomalous silver in soils was defined in the Halifax and Eva Bell areas, and a second area of anomalous silver with associated anomalous gold in soils was identified from the Mother Lode working north into Daly claim. Several areas of anomalous gold in soils were also identified on the Aldeen and Kittie claims. A small amount of rock sampling was done and good gold values (locally exceeding 1 oz/t Au) were returned from quartz vein material at the Mother Lode showing. Small magnetometer and VLF-EM surveys were also completed done over the Mother Lode and Eva Bell showings (Christopher, 1986). The following year, West Rim drilled 425 metres of NQ core in 5 holes at the Mother Lode showing which showed the vein to be narrow and erratically mineralized.

Only minor work has been done on the property since 1986, and primarily assessment work to keep the claims in good standing. Despite this, the claims have been allowed to lapse and been restaked numerous times over the past 20-30 years. Four holes were reportedly drilled in the Molly Gibson area during 1988, by John Worthing of Salt Lake City, although no documentation of this work was found. A small soil sampling program was completed by J. Carson in the Molly Gibson area during the same year (Miller, 1996). In 1991, Pan Orvana Resources completed a small soil geochemical survey on the property, as well as minor rock sampling and geological mapping, then in 1992 an airborne geophysical survey was completed over the property (and the Inland Empire Group to the east) by Crownex Resources. A narrow, strong, east-west trending conductor was identified in the central part of the Burnt Basin property. This conductor remains untested. Between 1992 and 1994, Crownex Resources drilled 3 reverse circulation drill holes, totalling 270 metres, in the Molly Gibson area, and completed a small magnetometer survey and minor rock sampling.

The Motherlode, Molly Gibson and Lode #1-7 claims were staked by John Carson during the spring of 2002. At this time, the Bell #1-4 claims were in good standing and covered the Eva Bell - Halifax zone. The Motherlode claim was located so as to encompass these existing claims, but at the time, did not acquire title to the ground held by the Bell claims. The Bell claims were allowed to lapse in December of 2002, and the area was immediately restaked by Mr. Carson as the Stan 1 - 4 claims. These claims were subsequently included in the Motherlode claim. In July, 2002, Mr. Carson optioned the property to Steve Baran, then in June of 2003 Newport Gold Inc. entered into an agreement with Steve Baran for the property, and subsequently commissioned this report. The author visited the property on July 18, 2003.

7.0 GEOLOGICAL SETTING

7.1 Regional and Local Geology

The Burnt Basin property is situated within the Boundary District of southern British Columbia and northern Washington State. The following discussion of the geological setting of the district is taken in part from an earlier report by the same author (Caron, 2003).

The Boundary District is a highly mineralized area straddling the Canada-USA border and including the Republic, Belcher, Rossland and Greenwood Mining Camps. The Boundary District has total gold production exceeding 7.5 million ounces, as shown on Figure 4 (Schroeter et al, 1989; Hoy and Dunne, 2001; Lasmanis, 1996). The majority of this production has been from the Republic and Rossland areas. At Republic, about 2.5 million ounces of gold, at an average grade of more than 17 g/t Au, has been produced from epithermal veins (Lasmanis, 1996). In the Rossland Camp, 2.8 million ounces of gold at an average grade of 16 g/t Au was mined from massive pyrrhotite-pyrite-chalcopyrite veins (Hoy and Dunne, 2001). Recent exploration in the Boundary District has resulted in the discovery of a number of new deposits, as detailed in Section 6.1 of this report. During the period 1990-2001, Echo Bay Mines produced a combined total of 1.07 million ounces gold from six of these deposits (Echo Bay Mines Annual Reports, 2001 & 2002). Several other gold deposits, including the Buckhorn Mtn. (Crown Jewel) at Chesaw and the Golden Eagle, at Republic, remain undeveloped.

Portions of the Boundary District have been mapped on a regional basis by numerous people, including Hoy and Dunne (1997), Fyles (1984, 1990), Little (1957, 1961, 1983), Church (1986), Parker and Calkins (1964), Muessig (1967) and Cheney and Rasmussen (1996). While different formational names have been used within different parts of the district, the geological setting is similar.

The Boundary District is situated within Quesnellia, a terrane which accreted to North America during the mid-Jurassic. Proterozoic to Paleozoic North American basement rocks are exposed in the Kettle and Okanogan metamorphic core complexes. These core complexes were uplifted during the Eocene, and are separated from the younger overlying rocks by low-angle normal (detachment) faults. The distribution of these younger rocks is largely controlled by a series of faults, including both Jurassic thrust faults (related to the accretionary event), and Tertiary extensional and detachment faults.

The oldest of the accreted rocks in the district are late Paleozoic volcanics and sediments. In the southern and central parts of the district, these rocks are separated into the Knob Hill and overlying Attwood Groups. Rocks of the Knob Hill Group are of dominantly volcanic affinity, and consist mainly of chert, greenstone and related intrusives, and serpentinite. The serpentinite bodies of the Knob Hill Group represent part of a disrupted ophiolite suite which have since been structurally emplaced along Jurassic thrust faults. Commonly, these serpentinite bodies have undergone Fe-carbonate alteration to listwanite, as a result of the thrusting event. Serpentinite is also commonly remobilised along later structures. Unconformably overlying the Knob Hill rocks are sediments and volcanics (largely argillite, siltstone, limestone and andesite) of the late Paleozoic Attwood Group. The Paleozoic rocks are unconformably overlain by the

Figure 4

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Triassic Brooklyn Formation, represented largely by limestone, clastic sediments and pyroclastics. Both the skarn deposits and the gold-bearing volcanogenic magnetite-sulfide deposits in the district are hosted within the Triassic rocks. In the western part of the district, the Permo-Triassic rocks are undifferentiated and grouped together as the Anarchist Group, while in the east (Rossland area) the Triassic section is largely missing and the Carboniferous-Permian sequence is referred to as the Mount Roberts Formation. The Mount Roberts Formation is comprised of greywacke, greenstone, limestone and paragneiss. Hoy and Dunne (1997) note that in northern Washington, early Triassic rocks of similar lithologies are included within the Mount Roberts Formation.

Volcanic rocks overlying the Triassic Brooklyn Formation in the Greenwood, Danville and Chesaw areas may be part of the Brooklyn Formation, or may belong to the younger Jurassic Rossland Group. In the Rossland area, the lower Jurassic Rossland Group is comprised of a thick sequence of intermediate to mafic volcanic rocks and associated coarse to fine clastic rocks. The Rossland Group hosts a variety of styles of mineralization, including the auriferous massive pyrrhotite veins at Rossland, alkalic copper-gold porphyries, gold-copper skarns and shear related mineralization (Hoy and Dunne, 1997).

At least four separate intrusive events are known regionally to cut the above sequence, including the Jurassic aged alkalic intrusives (i.e. Lexington porphyry, Rossland monzonite, Sappho alkalic complex), Triassic microdiorite (i.e. Brooklyn microdiorite, Josh Creek diorite), Cretaceous-Jurassic Nelson intrusives, and Eocene Coryell (and Scatter Creek) dykes and stocks.

In the Greenwood area, Fyles (1990) has shown that the pre-Tertiary rocks form a series of thrust slices, which lie above a basement high grade metamorphic complex. A total of at least five thrust slices are recognised, all dipping gently to the north, and marked in many places by bodies of serpentine. There is a strong spatial association between Jurassic thrust faults and gold mineralization in the area.

Eocene sediments and volcanics unconformably overlie the older rocks with the distribution of these Tertiary rocks largely controlled by a series of faults. Traditionally, the Tertiary rocks were believed to be deposited in a series of local, steep fault-bounded grabens (i.e. Republic graben, Toroda graben). Although these terms are still used to describe the geographic distribution of the Tertiary rocks, recent work (Cheney and Rasmussen, 1996; Fyles, 1990), shows that rather than being deposited in down-dropped blocks, these younger rocks are instead preserved in the upper plates of low-angle listric normal (detachment-type) faults related to the uplifted metamorphic core complexes.

The oldest of the Tertiary rocks are arkosic and tuffaceous sediments of the Eocene Kettle River Formation (O'Brien Creek Formation in the US). These sediments are overlain by andesitic to trachytic Eocene Marron volcanics (termed Sanpoil volcanics in the US part of the Boundary District), which are in turn unconformably overlain by lahars and volcanics of the Oligocene Klondike Mountain Formation. Epithermal gold mineralization, related to Eocene volcanic and structural activity, has been an important source of gold in the district.

7.2 Property Geology

The general geology of the Burnt Basin property is shown in Figure 5, and zones of known mineralization on the property are shown relative to property boundaries on the same figure. Geological information shown in Figure 5 is based on regional mapping by Little (1957). Despite over a hundred years of work in the area, no detailed geological compilation of the property has been done. This is badly needed, particularly in light of new metallogenic models, and is recommended in Section 15.0 as part of the Phase 1 work program.

The Burnt Basin property is situated east of the Kettle metamorphic complex and covers a thick sequence of metasediments and metavolcanics traditionally classified as Paleozoic Mount Roberts Formation (Little, 1957). These rocks form an elongate northeast trending band, intruded to the north by biotite hornblende granodiorite of the Jurassic to Cretaceous Nelson Plutonic complex and to the south by large batholith of Coryell syenite. In the property area, the Mount Roberts Formation consists a northeast to northwest trending, moderate to steeply east dipping sequence of limestone, argillite and argillaceous limestone, chert, slate, pebble conglomerate and greenstone. These rocks are compressed into tight folds, sometimes overturned, which strike generally northeast (Chisolm, 1972). Limestone is light grey to black in colour when unaltered, but typically recrystallized and altered to white marble. Argillites are often altered to schists and hornfels. Recent mapping by Acton et al (2002) refers to this sequence of rocks as the Mollie Creek Assemblage and assigns a 'pre-late Triassic' age to the rocks. They suggest a probable correlation between these rocks and the Mount Roberts Formation.

Volcanic flows and breccias included within the Mount Roberts Formation in the Burnt Basin area may be part of a foliated, fine grained late Triassic microdiorite (the Josh Creek diorite) which has previously been unrecognised and undifferentiated from the older rocks (Acton et al, 2002).

Numerous Nelson granodiorite dykes cut the older rocks. Coarse grained, Eocene Coryell syenite and quartz monzonite dykes are also common, as are north trending shear zones (Miller, 1996; Christopher, 1986). Mineralization on the property is discussed in Section 9.0 of this report.

8.0 DEPOSIT TYPES

Newport Gold Inc. has acquired the Burnt Basin property primarily as a gold exploration property. Most of the historical production and previous exploration in the Boundary District has been directed at gold or copper-gold mineralization and as such, the following discussion is restricted to gold mineralization. Occurrences of chrome, nickel, PGE's and lead-zinc mineralization are known within the district that are not discussed below. The known gold deposits within the Boundary District can be broadly classified into six deposit types, as summarised below (Caron, 2003; Peatfield, 1978; Church, 1986, 1997; Tschauder, 1989; Rasmussen, 1993, 2000).

1. Skarn Deposits

Examples of gold, copper-gold, and lead-zinc skarn deposits occur within the Boundary District. These deposits are related to Cretaceous-Jurassic intrusive activity into limestone and limey sediments generally belonging to the Triassic Brooklyn Formation. Important examples of this type of deposit include Crown Resources' undeveloped Buckhorn Mtn. (Crown Jewel) deposit at Chesaw, Washington, and the historic Phoenix and Motherlode deposits near Greenwood. Historic production from Phoenix is 27 million tonnes at 0.9% Cu and 1.12 g/t Au and from Motherlode is 4.2 million tonnes at 0.8% Cu and 1.3 g/t Au (Church, 1986).

Recent exploration in the district suggests that some of the metals in the "skarn" deposits (Phoenix, Motherlode) pre-date the skarn event. An iron (+/- copper, gold) rich volcanogenic massive sulfide/oxide horizon (the Lamefoot horizon, discussed below) occurs within the Brooklyn Formation and is present in all the major "skarn" deposits in the district. The skarn alteration has redistributed the metals, with additional metals (particularly gold) introduced along structures cutting the Triassic VMS/O horizon.

Exploration in the district has traditionally targeted copper (and more recently gold) skarn mineralization in Brooklyn limestone and sharpstone, and less commonly calcareous units in the Knob Hill and Attwood

Figure 5

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Groups and in the Mount Roberts Formation. The Eva Bell and Hastings showings on the Burnt Basin property are examples of lead-zinc mineralization along limestone-intrusive contacts in the Mount Roberts Formation.

2. Gold (+Silver, Lead, Zinc veins)

Gold-silver mineralization occurs in mesothermal quartz veins related to Cretaceous-Jurassic Nelson intrusives. Polymetallic silver-lead-zinc veins with lesser gold are also included in this type. Veins are hosted both within the intrusives and within adjacent country rock. Examples are the Jewel (Dentonia) and Providence veins, the veins at Camp McKinney, and numerous veins on the Burnt Basin property. At Camp McKinney, gold bearing quartz veins are hosted primarily by Permo-Triassic Anarchist Group greenstones, quartzite, chert and limestone. Past production of about 125,000 tonnes at an average grade of 20.4 g/t Au (with minor lead, zinc and silver) was primarily from one east-west striking, near vertical quartz vein, averaging about 1 metre in width and mined over a strike length of about 750 metres (Caron, 2002b; Minfile 082ESE020). The Mother Lode and Contact showings on the Burnt Basin property are examples of this style of mineralization.

3. Epithermal Gold Deposits

The Republic district has produced almost 2.5 million ounces of gold, at an average grade of better than 17 g/t Au from Eocene epithermal veins (Lasmanis, 1996). The veins formed in a hot spring environment after deposition of the Sanpoil (Marron) volcanics, but before the deposition of the Oligocene Klondike Mountain Formation (Tschauder, 1986, 1989; Muessig, 1967). In the Republic area, the Klondike Mountain

Formation has been eroded away in many places, exposing the paleosurface, however a number of the Republic deposits are blind deposits beneath post mineral sediments of the Klondike Mountain Formation. Vein orientation is between about 330o and 030o; dips are typically moderate to steep. The Republic veins commonly extend to depths of 200 - 250 metres, although some have reached depths of up to 500 metres. Ore is not continuous along the veins, but occurs in high grade shoots, ranging from 30 to 180 metres in strike length. Near the contact of the Sanpoil volcanics and the Klondike Mountain Formation, the veins grade into stockwork zones. These stockworks are locally capped by silicified breccias with low grade gold and with locally disseminated pyrite which make potential bulk tonnage gold targets. Gold-sulfide mineralization is also associated with both high and low angle Tertiary faults. A number of new epithermal deposits have been discovered in recent years in the Republic and Curlew areas (i.e. Golden Eagle, Kettle, K2, Emanuel Creek (Fifarek et al, 1996; Gelber, 2000)). The Emanuel Creek deposit is currently being fast-tracked to production.

4. Jurassic Alkalic Intrusives with Copper, Gold, Silver and/or PGE Mineralization

Jurassic aged alkalic intrusives host copper-gold and copper-silver-gold-PGE mineralization in several areas within the Boundary District. There is a strong spatial association between Jurassic structures (thrust faults) and Jurassic alkalic intrusives. A copper-gold porphyry system occurs at the Lone Star - Lexington property in a Jurassic quartz-feldspar porphyry intrusion (the Lexington porphyry) (Seraphim et al, 1995). Massive to semi-massive chalcopyrite-magnetite-pyrite + PGE mineralization occurs in Jurassic syenite and pyroxenite on the Sappho property near Midway (Caron, 2002a; Nixon, 2002; Nixon and Archibald, 2002), and at the Gold Dyke and Comstock mines near Danville (Tschauder, 1989).

At Rossland, 25 kilometres southeast of the Burnt Basin property, parallel, en echelon, gold-bearing massive pyrrhotite-pyrite-chalcopyrite and quartz veins are related to the intrusion of the Rossland monzonite, a multi-phase Jurassic alkalic intrusive into Rossland Group volcanics. At Rossland more than 20 veins are recognised in an area of about 1200 by 600 meters, from which over 5.5 million tonnes of ore grading 16 g/t Au was produced (Hoy and Dunne, 2001).

 5. Gold Mineralization Associated with Serpentinite

A number of gold deposits within the Boundary District are associated with massive sulfide and/or quartz/calcite veins within structurally emplaced serpentinite bodies along regional fault zones. Known ore bodies have traditionally been small, but often very high grade. On the Lexington - Lonestar property a zone of massive sulfide mineralization at the contact of serpentinite and altered volcanics measures 25-70 metres in width, 2-24 metres in thickness and over 375 metres in length, and averages 9.6 g/t Au and 1.48% Cu (Seraphim et al, 1995). Mineralization on the Skylark, Athelstan-Jackpot and Golden Crown properties near Phoenix, the California mine near Republic, and the Morning Star mine near Danville are similarly associated with serpentinite (Caron, 1999, 2002c, 2003; Tschauder, 1989).

 6. Gold-bearing Volcanogenic Magnetite-Sulfide Deposits (Lamefoot-type)

Crown Resources and Echo Bay Minerals discovered a new style of mineralization within the Boundary District in the late 1980's, described as gold-bearing, magnetite-pyrrhotite-pyrite syngenetic volcanogenic mineralization (Rasmussen 1993, 2000). Mineralization is hosted within the Triassic Brooklyn Formation, and at least part of the gold is attributed to a late stage epigenetic (Jurassic or Tertiary) event. The gold bearing massive magnetite and sulfides at the Overlook, Lamefoot and Key West deposits in Ferry County, Washington all occur at the same stratigraphic horizon, with a stratigraphic footwall of felsic volcaniclastics and a massive limestone hangingwall, and with auriferous quartz-sulfide and sulfide veinlets in the footwall of the deposits. The mineralized horizon is marked by a more widely spread siliceous exhalite (locally jasper-magnetite) which can be an important exploration tool.

The Sylvester K occurrence near Phoenix is an example of this style of mineralization (Caron, 1997). Mineralization occurs in the Brooklyn Formation at the same stratigraphic position as the Lamefoot, Overlook and Key deposits. As discussed above, the VMS horizon also formed the core of the Phoenix and Motherlode "skarn" deposits, and much of the metal in these deposits is now believed to pre-date the skarn event. The Sunset, Marguerite and Morrison magnetite-pyrrhotite-gold occurrences in the Deadwood Camp may also belong to this style of mineralization. This model should also be considered for the Molly Gibson showing on the Burnt Basin property.

9.0 MINERALIZATION

Numerous zones of mineralization are known to occur on the Burnt Basin property. Christopher (1986) notes that "showings within the Burnt Basin area are best described as abundantly present", a statement supported by the historical literature and by two brief examinations of the property made by the author. The major zones of known mineralization are described below and shown relative to property boundaries on Figure 5. Several other areas of mineralization or old workings are mentioned in the following discussion, but are not included on Figure 5 because little is known about them, or because their locations are not known with any accuracy.

Three main styles of mineralization are known to occur on the property, as follows:

1) Au-Ag Quartz Veins

Fissure type gold-bearing quartz veins occur within greenstone near the contact with the large body of Nelson granodiorite, as well as within the intrusion. The veins contain minor sulfides, including pyrite, galena, sphalerite and minor chalcopyrite and molybdenite. Visible gold is also present. Examples of this style of mineralization include the Mother Lode and Contact, as well as the Tammany No. 1 and some of the showings on the Tunnel (Kittie/Aldeen) and Ennismore.

2) Auriferous massive sulfide mineralization

Stratigraphically controlled massive pyrrhotite-pyrite lenses occur in limey metasediments of the Mount Roberts Formation at the Molly Gibson showing. The metasediments are cut by numerous Coryell dykes, and altered, for a considerable distance along strike, to a siliceous calc-silicate with disseminated pyrrhotite. Within these rocks, a number of small, highly silicified lenses of sulfide ore containing good gold values are known to occur. Previous workers have classified the Molly Gibson showings as contact metasomatic, or skarn type mineralization. Given the similarities to the geological setting of the gold-bearing, syngenetic massive sulfide/oxide deposits in the Belcher District of Washington State, the possibility of volcanogenic mineralization must be considered.

3) Magnetite-Pyrrhotite Pb-Zn-Ag Mineralization

Massive to disseminated galena, sphalerite, magnetite and pyrrhotite mineralization is associated with limestone and banded limey argillaceous hornfelsed sediments of the Mount Roberts Formation. Lenses of mineralization are frequently associated with contacts between the sediments and dykes or sills of Coryell syenite and ore zones are said to be difficult to follow due to the presence of numerous dykes. Limited garnet and garnet-epidote skarn is present. Traditionally, this style of mineralization has been regarded as replacement/skarn type mineralization, however the possibility of exhalative mineralization cannot be discounted, particularly if this model holds true at the Molly Gibson showing, as described above. The Eva Bell and Halifax zones are the main example of Pb-Zn-Ag mineralization on the property. Other examples include the Hastings showing, and some of the showings on the Tunnel (Kittie/Aldeen) and Ennismore.

 A large number of former crown grants occur on the Burnt Basin property, as shown in Figure 3. All of the main zones of mineralization, described below, occur on these former crown grants. On some of the crown grants there is no documentation of work or mineralization, however under the conditions of crown granting some development must have been done on each of them. The following discussion also includes mention of work in the early 1900's on several claims that have since lapsed and whose precise location is unknown. Detailed prospecting of the Burnt Basin property is recommended in Section 15.0 of this report to locate all old workings present, and to assess any mineralization.

 Molly Gibson Minfile 082ESE082

Stratigraphically controlled mineralization at the Molly Gibson showing occurs in limey metasediments of the Mount Roberts Formation. For some 650 metres along strike, the metasediments are altered to a fine grained, siliceous calc-silicate rich rock with minor disseminated pyrrhotite. Within this band of rocks, a number of small, highly silicified lenses of sulfide ore are known to occur. Sulfide lenses contain pyrrhotite, often massive, with lesser pyrite and chalcopyrite. The known lenses of ore measure less than 2 or 3 metres in all dimensions, but have historically returned very high gold values. Small stringers of pyrite and pyrrhotite with high gold values have also been reported south of the Molly Gibson workings, on the steep slope above McRae Creek and the highway.

 At the Molly Gibson workings, mineralization occurs in the immediate structural hangingwall of a band of crystalline limestone that contains layers of dense grey chert (historically referred to as jasperoid). A large biotite monzonite intrusion and numerous syenite dykes cut the older rocks in this area.

 Development work is primarily on the Molly Gibson Fr. and includes over 300 feet of drifting, 800 feet of cross cutting, as well as a small amount of raising and an 85 foot deep shaft, as shown on Figure 6. Total production from the Molly Gibson is quoted as 316 tons at a grade of 1.05 oz/t Au and 0.45 oz/t Ag. Most of this production was from an 85 foot deep inclined shaft in highly siliceous limestone, which explored a

Figure 6

Click Image to Enlarge

series of small lenses of pyrite-pyrrhotite ore.

 The author collected two rock samples from the Molly Gibson showing, as described in Appendix 2 and listed below in Table 2.

Sample #	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
92540	114.0	6.0	815	4	60
92541	6.65	1.4	73	2	16

 Table 2- Rock Sample Results, Molly Gibson Showing

Sample 92540 was a select grab of semi-massive pyrrhotite in extremely siliceous hornfels from the dump of an old working, and returned an impressive 114 g/t Au (3.325 oz/t Au). Sample 92541 was a sample of quartz vein material from the same dump and assayed 6.65 g/t Au. Neither sample was significantly elevated in silver or copper. Lead and zinc values are very low.

Four holes were reportedly drilled in the Molly Gibson area during 1988, although no documentation of this work was found. A small soil sampling program was completed by J. Carson in the Molly Gibson area during the same year (Miller, 1996). Between 1992 and 1994, Crownex Resources drilled 3 reverse circulation drill holes, totalling 270 metres, in the Molly Gibson area, and completed a small magnetometer survey and minor rock sampling. Details of this work were unavailable.

 MOTHER LODE Minfile 082ESE081

In 1901, three veins were reported on the Mother Lode. Most of the work to date has been on the No. 1 vein, described in the 1932 Minister of Mines Annual Report as follows: "it is quite evident from information obtained in the upper workings that there is only one vein, the lower one, on which the shaft was sunk, being the downward faulted section of the one above. Some enrichment has taken place against the fault in this area and much higher values, including free gold, discovered. It is possible that this faulted zone may extend into the hill to the west and that minable bodies of ore may be found in connection with it." Minor stripping and tunneling was done on the No. 2 and No. 3 veins, but there is little information about these occurrences.

Veins are hosted within crushed and banded greenstone, between two large porphyry dykes. Veining occurs in disturbed areas where dykes are most numerous, with veins varying from 0.3 - 0.7 metres in width and striking approximately 290o. The main (No. 1) vein averages 0.6 metres in width. The veins were said to be "chiefly auriferous quartz" with small amounts of pyrite, galena and sphalerite. Minor chalcopyrite and molybdenite also occur.

Workings on the claim include 300 feet of tunnels, 65 feet of shaft, and 70 feet of open cuts, as well as some surface stripping on the veins. The shaft and lower adit are both inaccessible due to caving.

A 1904 report by R.W. Brock of the Geological Survey of Canada, summarised in the 1932 Minister of Mines Annual Report, mentions platinum values in the vein, varying from nil up to 0.25 oz/t Pt. Brock also noted the presence of free gold in the Mother Lode vein, as well as in Tertiary aged pulaskite and syenite dykes, some of which were said to assay up to $3 in gold. Subsequent work has not repeated the platinum assays from the Mother Lode vein, nor has the presence of free gold in the Tertiary dykes been confirmed.

The author collected 3 samples (sample #'s 92543-45) of vein material from the Mother Lode showing during a property examination in July, 2003, and a further sample during an earlier examination of the property in 1989 (18432), as listed below in Table 3. Results from 1986 sampling detailed by Christopher (1986) are also included in the following table (B-series).

Sample #	Au (g/t)	Ag (g/t)	Cu (%)*	Pb (%)*	Zn (%)*
92543	5.58	17.2	208 ppm	774 ppm	636 ppm
92544	1.0	12.0	516 ppm	142 ppm	117 ppm
92545	21.3	21.1	1419 ppm	1856 ppm	6761 ppm
18432	16.7	28	145 ppm	550 ppm	920 ppm
B-391	18.92	14.3	0.004	0.01	0.01
B-392	0.2	3.7	0.025	0.01	0.01
B-394	38.8	65.9	0.063	0.2	0.02
B-399	4.74	40.2	0.386	0.01	0.02
B-400	3.66	26.4	0.102	0.04	0.23
B-401	0.36	9.6	0.037	0.01	0.01
B-402	58.95	44.2	0.26	0.21	0.18
B-403	0.55	20	0.018	0.02	0.01
B-404	8.2	15.7	0.043	0.01	0.01
B-405	68.6	481	0.032	3.44	0.02
* unless otherwise noted

 Table 3 - Rock Sample Results, Mother Lode Showing

High gold values in the vein are associated with elevated values of lead and zinc. Sample B-402 represented a 2 metre chip across a vein with a 0.35 metre true width, while sample B-405 was a select sample of quartz rich material with visible galena. Sampling by the author confirmed the presence of good gold values from the Mother Lode vein.

 In 1987 West Rim drilled 425 metres of NQ core in 5 holes at the Mother Lode showing which showed the vein to be narrow and erratically mineralized. A minor amount of drilling is also reported to have been done by Christina Lake Mines in 1964 on the Ajax crown grant, adjoining the Mother Lode to the south. Details of this work are unknown.

 EVA BELL - HALIFAX Minfile 082ESE098, 082ESE169

The Eva Bell, Manitou (not part of the property) and Halifax are adjacent former crown grants in the east-central part of the Burnt Basin property. The claims cover an east-west trending zone containing numerous lenses of lead-zinc-silver mineralization developed within limestone and limey sediments of the Mount Roberts Formation.

There are abundant old workings along the zone of mineralization, the largest being the Eva Bell production pit. Donna Mines (and partner Alvija Mines Ltd.) carried out small scale production from this area in 1973 - 1976, totalling 1700 tons averaging 2.6 oz/t Ag, 4% Pb and 6.3% Zn (Christopher, 1986). Other significant workings include the "Breckenridge adit" near the main access road, trenches and stripped areas at the Upper Eva Bell showing, open cuts, a shaft and tunnel on the Halifax claim, and several shallow shafts, open cuts and trenches on the Manitou. Shafts and open pits are also noted on the Havana Fraction, northwest of the Halifax (Mytrash and Ruzika, 1971).

In the Eva Bell production pit, a zone of massive pyrrhotite-magnetite with sphalerite and galena occurs within argillaceous limestone. Similar mineralization is seen in limestone adjacent to an andesite dyke, at the Halifax, and is said extend for a length of at least 500 feet. The upper Halifax zone is described as being galena, sphalerite and pyrite in a quartz gangue, while the lower zone is said to contain pyrite and chalcopyrite. At the Upper Eva Bell area, 3 mineralized pods are exposed in limestone sandwiched between sills of Coryell syenite. Two of the zones are massive pyrrhotite-magnetite with galena and sphalerite, similar to the Halifax and Eva Bell production pit zones. The third consists of massive sulfides with considerable chalcopyrite, as well as sphalerite, galena, cobalt, nickel arsenides and native silver (Christopher, 1986). Limited garnet and garnet-epidote skarn is noted. Ore zones are said to be difficult to follow due to the presence of numerous dykes.

A sample of ore from the Eva Bell was found to contain galena, sphalerite, chalcopyrite, cubanite, acanthite and argentiferous pentlandite, pyrite, pyrrhotite, arsenopyrite and minor amounts more unusual minerals including mackinawite, cobaltite, loellingite, violarite and niccolite. Three distinct mineral assemblages were noted: chalcopyrite-pyrrhotite, galena-sphalerite, and sphalerite. The galena was not argentiferous, and silver values were attributed to the presence of acanthite and argentiferous pentlandite. Silver minerals were closely associated with chalcopyrite (Johnson, 1973). In field relationships, Mytrash and Ruzika (1971) noted an early copper-zinc-silver event within limestone beds, and a later period of lead-zinc mineralization along dyke contacts, which can cross-cut the earlier mineralization.

Two rock samples (sample numbers 92542, 92546) were collected from the Eva Bell showing during an examination by the author in July, 2003, as listed below in Table 4. Sample results from an earlier sample collected by the author in 1989 (sample 18431), and results from 1986 sampling of the Eva Bell, Manitou and Halifax zones by Christopher (1986) are also included in the table.

Sample #	Location	Au (g/t)*	Ag (g/t)	Cu (%)*	Pb (%)*	Zn (%)
92542	Production pit	390 ppb	196	206 ppm	9.7	13.2
92546	Breckenridge adit	180 ppb	36.4	356 ppm	0.59	1.89
18431	Breckenridge adit	0.23	10.1	240 ppm	100 ppm	3.0
B-395	Halifax	0.13	13.2	0.004	0.57	1.83
B-396	Halifax	0.29	259	0.005	9.9	11.3
B-397	Halifax	0.04	3.8	0.008	0.02	0.03
B-398	Upper Eva Bell	1.23	609	3.76	3.35	8.60
B-420	Eva Bell	0.08	23.8	0.029	0.01	0.01
B-421	Upper Eva Bell	0.02	23.7	0.063	0.35	4.38
B-422	Upper Eva Bell	0.19	42.0	0.013	2.58	3.86
B-423	Upper Eva Bell	1.14	529	4.12	2.1	12.60
B-424	Eva Bell	0.16	44	0.37	0.14	3.12
B-425	Eva Bell	0.22	124.6	0.394	4.12	11.50
B-426	Eva Bell	0.02	2.1	0.014	0.02	0.07
BO957	Eva Bell	1.51	537.7	n/a	27.3	20.6
B-428	Manitou	0.02	23.6	0.086	0.09	1.73
B-429	Manitou	0.02	11.9	0.034	0.12	3.2
* unless otherwise noted

Table 4 - Rock Sample Results, Eva Bell - Halifax (& Manitou) Showings

The 2003 rock sampling supports the high values of lead and zinc, with elevated silver, from the Eva Bell production pit. Gold values associated with the mineralization are low.

In 1968 and 1969 Dalex Mines carried out induced polarization and magnetometer surveys and considerable stripping and trenching on the Halifax-Eva Bell zone (Minister of Mines Annual Report 1968, 1969; Christopher, 1986). Seven IP anomalies are described by Mytrash and Ruzika (1971). Seven holes totalling 2,142 feet were drilled, although, with respect to this drilling, Chisholm (1972) states that "much of the drilling was of a haphazard nature and was not effectively spotted with regard to the major mineralized zones." Mytrash and Ruzika (1971) further state that most of the geophysical anomalies were untested by the drilling. A number of short diamond drill holes were subsequently drilled to test the Eva Bell - Halifax zone, with some good results. Drill results are described Section 11.0 of this report. Trenching has also been done with success. A 1973 trench reportedly exposed a zone in the Halifax-Eva Bell area that graded 0.03 oz/t Au, 8.6 oz/t Ag, 2.2% Cu, 3.2% Pb and 8.15% Zn over a 21 foot width (West Rim Resources news release June 22, 1987).

In 1978, Oliver Resources completed a small Pulse EM, magnetometer and induced polarization survey and identified an anomaly extending for approximately 600 metres across the Halifax claim at a depth of 100-120 metres (Oliver Resources news release Nov 20, 1978). This anomaly remains untested by drilling.

 HASTINGS

The 1924 Minister of Mines report describes the Monito claim, adjoining the Molly Gibson to the north. Significant development work is reported on the Monito claim, including several open cuts, shallow shafts and tunnels. Lead-zinc mineralization occurs on a limestone-dyke contact on the east side of the claim. Mineralization is also noted through the limestone, especially on the west side of the claim where veins containing copper are said to range up to 2 feet in width and be traceable for 100 feet. A sample from the west vein assayed 0.02 oz/t Au, 11.3 oz/t Ag, 7.92% Cu, 0.7% Pb and 27% Zn, while a select sample from the east vein assayed 0.02 oz/t Au, 14.4 oz/t Ag, 32.1% Pb and 16.6% Zn. This is the only reference to the Monito claim in the historical literature and it's exact location is unknown. It seems likely that this is a description of showings on the Hastings claim where J. Carson, the present owner of the property, describes showings of massive sphalerite and galena. A sample of the mineralization collected by Mr. Carson in 1985 returned values of 5.26% Pb, 22.6% Zn and 5.2 oz/t Ag.

CONTACT Minfile 082ESE120

Miller (1996) mentions an adit and several trenches on the former Contact crown grant that explore quartz veins within greenstone. Glossy highly fractured quartz vein material with pyrite and chalcopyrite from the adit (dump?) assayed 16 g/t Au. A second sample of quartz vein material ran 13 g/t Au and several samples from other workings returned values in the 2-5 g/t Au range. A silver-gold soil anomaly was defined in the Contact-Daly claim area that remains to be followed up (Christopher, 1986).

TAMMANY NO. 1

A 130 foot tunnel on the Tammany No. 1 was reported to have intersected three quartz veins "two small ones, and one of considerable width" (Minister of Mines Annual Report 1901). Five samples of vein material from the Tammany No. 1 dump were collected in 1995, none of which contained significant gold values (Miller, 1996).

TUNNEL (KITTY/ALDEEN) Minfile 082ESE103

A shaft sunk for 20 feet on a fissure quartz vein with free gold was reported in 1901 on the Tunnel Group, which included the Kitty, Aldeen and Tunnel claims. The precise location of the shaft is unknown. North of this, on the Mecklenburg "good showings" are said to be present. Old workings discovered during a 1986 work program were thought to perhaps be on the Tunnel or Aldeen claim, however these showings do not match the earlier descriptions of the Tunnel Group. Miller (1996) describes several open cuts in argillaceous limestone containing galena-sphalerite mineralization, and an old flooded declined shaft with near-massive pieces of fine grained galena-sphalerite-chalcopyrite in epidote skarn on the dump. Six rock samples were collected from the area during the 1986 program, as listed below in Table 4, with values to over 50% Pb and up to 10% Zn. Gold values in rocks were low. Anomalous values of gold in soils do occur in this area, which remain to be followed up (Christopher, 1986).

Sample #	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
B-412	0.04	18	0.038	0.46	0.28
B-413	0.18	28.3	0.059	3.53	1.52
B-414	0.02	190	0.68	52.5	7.4
B-415	0.04	223.5	1.23	40.3	8.9
B-416	0.02	270	0.398	47.4	10.8
B-434	0.03	288	0.79	54	3.94

Table 5 - Rock Sample Results, Tunnel Showing

ENNISMORE

A tunnel driven for 100 feet in quartz and a shaft sunk 50 feet on a showing of galena are described on the Ennismore claim (Minister of Mines Annual Report 1901). Christopher (1986) describes a short open cut leading to declined shaft sunk at the contact between argillaceous limestone and a dark andesite dyke in an area of coincident anomalous Pb-Zn soil geochemistry. Weak copper mineralization was seen in hornfelsed sediments near the entrance to the open cut. The showing appears to be located on the Ennismore.

OTHER ZONES OF MINERALIZATION

A large exposure of ore on the side of a precipice is said to be present on the Comart claim, in the North Burnt Basin and "rich float, assaying over $100 to the ton" was apparently picked up (Minister of Mines Annual Report 1901). No maps could be found showing the location of the Comart claim and this showing remains "lost".

 On the Treasury Fraction, a vein is reported to have been stripped for 100 feet and a shaft sunk to a depth of 20 feet. Workings are also noted on the Preston and London Prize claims (locations unknown) (Minister of Mines Annual Report 1903). Mineralization, described as magnetite-galena-sphalerite replacement ore, is also mentioned on the Unexpected (Miller, 1996).

 10.0 EXPLORATION

With the exception of limited rock sampling completed during an examination of the property, no exploration work has been completed on the Burnt Basin property by or on behalf of Newport Gold Inc. Details and results of previous exploration on the property by past operators are discussed in Section 6.2, 9.0 and in Section 11.0 of this report. This past work included very limited rock sampling by the author of this report during a previous examination of the property (Lee, 1989).

Seven rock samples were collected from the property by the author on July 18, 2003 which support the results of earlier exploration on the property. All of the samples were grab samples from the dumps of old workings, with the exception of sample 92544, a chip sample across the Mother Lode vein where exposed in an old working. Very high gold values (to 114 g/t Au in sample 92540) were confirmed from the Molly Gibson showing. Good gold values (to 21.3 g/t Au) were also returned from the Mother Lode quartz vein. Analytical results for these rock samples have been summarised in Section 9.0 of the report. Sample descriptions and complete analytical results are contained in Appendix 2. Photographs included on the following pages as Plates 1 and 2 illustrate different areas of the Burnt Basin property.

 11.0 DRILLING

Limited drilling has been done on the Burnt Basin property as summarised below. The bulk of this drilling has been short holes directed at the lead-zinc-silver mineralization on the Eva Bell-Halifax zone.

In 1964, Christina Lake Mines was reported to have done minor diamond drilling on the Ajax crown grant, adjoining the Mother Lode to the south, but results are unknown.

Dalex Mines drilled seven holes (totalling 2,142 feet) on the Eva Bell-Halifax zone in 1969. With respect to the drilling, Chisholm (1972) states that "much of the drilling was of a haphazard nature and was not effectively spotted with regard to the major mineralized zones." Five short diamond drill holes totalling 661 feet were then drilled at two sites on the Eva Bell claim in 1972 by Donna Mines. Drilling was done to test a magnetic anomaly, with good results, as summarised below in Table 6 (Shear, 1972).

Hole	Interval (feet)	Ag (oz/t)	Pb (%)	Zn (%)
D1	4.5	1.46	1.96	7.18
D2	6.0	0.72	1.12	1.74
D4	38.0	1.53	2.58	4.32
including	16.5	2.67	4.84	7.30
D5	16.5	4.05	5.44	8.78

  Table 6 - 1972 Diamond Drill Results - Eva Bell Showing

 In 1977, Paulson Mines Ltd. completed 1500 feet of diamond drilling in five holes to test the Halifax zone at depth. Several narrow (to 0.9 meters) mineralized intercepts were encountered in the drilling, with grades ranging from 0.46-2.56 oz/t Ag, 0.04-2.35% Pb and 7.5-18% Zn (Christopher, 1986; Paulson Mines news releases June 15, 1977, Aug 5, 1977). The 1977 Halifax drill core was examined in 1995 by Miller (1996), at which time about half of the core was salvageable. Samples of mineralized core that had not been split or sampled in 1977 were assayed for gold in 1995, without any significant results.

 Granges Exploration Ltd. drilled 3 BQ diamond drill holes totalling 291 metres in the Eva Bell area in 1979. Only minor sulfides were encountered in the drilling (Exploration in B.C. 1979).

 West Rim Resources drilled 425 metres of NQ core in 5 holes at the Mother Lode showing in 1987. Drilling showed that the vein was narrow and erratically mineralized. This core is stored near the Mother Lode workings and is in fair condition. The majority could be salvaged for re-logging if necessary.

 Four holes were reportedly drilled in the Molly Gibson area during 1988, by John Worthing of Salt Lake City, although no documentation of this work was found, then in 1993 Crownex Resources drilled 3 reverse circulation drill holes, totalling 270 metres, in the Molly Gibson area (Miller, 1996).

Plate 1

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Plate 2

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12.0 SAMPLING METHOD, APPROACH, SAMPLE PREPARATION, ANALYSES AND SECURITY

As documented in Section 10.0, Newport Gold Inc. has only completed minor rock sampling on the Burnt Basin property. Samples were collected by the author during an examination of the property on July 18, 2003. All were grab samples collected from the dumps at old workings, with the exception of sample 92544, a chip sample across the Mother Lode vein where exposed in an old working. Samples were shipped by the author to a certified analytical laboratory for multi-element ICP analyses, with follow-up assaying done for gold, silver, copper, lead and zinc on high grade samples.

Historical sampling on the property has included numerous rock, drill core and chip samples as well as limited soil samples, as detailed in Section 6.2. This data represents many different ages of work by numerous operators, as well as different sampling methods and analytical techniques. In general, multi-element geochemical data is lacking. For the most part, no specific information regarding sample method, preparation or sample security is available. Location control of historic sampling is often poor. In the author's opinion, the previous exploration data is suitable for conceptual purposes only, and is useful in identifying areas of the property for subsequent exploration. This subsequent exploration should be thorough and inclusive.

 13.0 DATA VERIFICATION

A small rock sampling program was completed by the author in July, 2003 when examining the property for Newport Gold Inc. The results of the sampling are summarised in Sections 6.2 and 9.0 of this report. These results are in the range of earlier reported results in the historical literature, and support the presence of very high gold values in massive sulfides at the Molly Gibson showing.

This report has been prepared based on information from various sources, as listed in Section 15.0. The source data is believed to be reliable, but there are possibilities for error. Several references detailing previous work on the claims were not available for review at the time this report was written. Information on these programs is based on summarised data given in subsequent reports. Recommendations are made in Section 15.0 of this report that a detailed compilation of previous exploration results be done as part of the Phase 1 work program.

 14.0 INTERPRETATION AND CONCLUSIONS

A very large number of mineral occurrences occur on the Burnt Basin property, most of which have seen only minimal recent exploration. Three main styles of mineralization are known, including fissure type gold-bearing quartz veins, auriferous massive sulfide mineralization and magnetite-pyrrhotite Pb-Zn-Ag mineralization. Newport Gold Inc. has acquired the property primarily for its potential for gold mineralization. Despite a history of over one hundred years of intermittent work on the claims, the bulk of which was directed at Pb-Zn-Ag mineralization, no comprehensive exploration of the property has been done. In particular, geological mapping has been very site-specific, and no detailed geological map of the property exists. This is badly needed in light of new metallogenic models that may apply to the mineralization. Furthermore, a number of showings are referenced in the historical literature that have had no modern exploration whatsoever and need to be located and assessed.

Quartz veins on the property, such as the Mother Lode and Contact, contain minor sulfides and free gold and occur within greenstone near the contact with the large body of Nelson granodiorite. Veins are also known within the intrusion. Both mesothermal and epithermal gold-silver veins have been an important source of gold elsewhere in the Boundary District.

Stratigraphically controlled massive pyrrhotite-pyrite lenses with high gold values occur in limey metasediments of the Mount Roberts Formation at the Molly Gibson showing. Sampling by the author returned values to 114 g/t Au (3.325 oz/t Au) from material on the dumps of old workings. Previous workers have classified the Molly Gibson showings as contact metasomatic, or skarn type mineralization. Given the similarities to the geological setting of recently discovered gold-bearing, syngenetic massive sulfide/oxide deposits in the Belcher District of Washington State, the possibility of volcanogenic mineralization must be considered.

Massive to disseminated galena, sphalerite, magnetite and pyrrhotite mineralization is associated with limestone and banded limey argillaceous hornfelsed sediments of the Mount Roberts Formation at the Eva Bell-Halifax zones and Hastings showings. Traditionally, this style of mineralization has also been regarded as replacement/skarn type mineralization, however the possibility of exhalative mineralization cannot be discounted, particularly if this model holds true at the Molly Gibson showing, as described above.

Previous exploration has been hampered by topography and access, by the thick, forest cover and by the lack of outcrop in parts of the property. Both the road building, currently underway, and the upcoming logging in the area will certainly improve the prospects for exploring the property.

15.0 RECOMMENDATIONS

A two phase work program is recommended for the Burnt Basin property, with a total budget of $250,000. Phase 1 ($60,000) includes a thorough compilation of previous exploration work on the property, followed by prospecting, rock sampling and much needed geological mapping. Preliminary geophysical surveys may also be included in Phase 1. Phase 2 ($190,000) consists of follow-up geophysical surveys, if warranted, followed by excavator trenching and diamond drilling to test targets defined by the Phase 1 program. Phase 2 is contingent on the results of the Phase 1 program.

Phase 1 ($60,000)

Given the amount of historical work on the Burnt Basin property, a detailed compilation of previous exploration results should be completed prior to carrying out any further work on the claims. The property should then be prospected in detail, to locate any old workings and areas of mineralization. These areas should be accurately located by GPS. Geological mapping should be done over the property, with particular attention paid to characterising the geology and mineralization in the Eva Bell - Halifax, Hastings and Molly Gibson areas and identifying the potential for exhalative type mineralization.

Preliminary geophysical surveys (induced polarization, EM) may be recommended to assess massive sulfide target areas, and if successful, subsequent surveys completed during Phase 2. Phase 1 is expected to take 2 to 3 months to complete.

Phase 1 Budget:

Data compilation $ 10,000
Prospecting and rock sampling $ 20,000
Geological mapping $ 15,000
Preliminary geophysical survey (IP, EM) $ 15,000
TOTAL PHASE 1: $ 60,000

Phase 2 ($190,000)

Geophysical surveys may be included in the Phase 2 program, depending on the nature of targets defined by the Phase 1 program, and the success of preliminary surveys completed during Phase 1.

A program of excavator trenching and diamond drilling, to further test target areas is then recommended. Approximately 500 metres of excavator trenching and 1,000 metres of diamond drilling are proposed for Phase 2. Phase 2 will be contingent on the results of the Phase 1 program.

Phase 2 Budget:

Geophysical surveys (IP, EM), including any line cutting needed $ 60,000
Excavator trenching, including trench mapping, sampling and
analytical costs $ 30,000
Diamond drilling 1,000 metres NQ, including logging, sampling and analytical costs $ 100,000
TOTAL PHASE 2: $ 190,000

16.0 REFERENCES

Acton, S.L., P.S. Simony and L.M. Heaman, 2002.

Nature of the basement to Quesnel Terrane near Christina Lake, Southeast British Columbia, in Canadian Journal of Earth Science, volume 39, p. 65-78.

Bancroft, H., 1914.

The Ore Deposits of Northeastern Washington, including a section on The Republic Mining District by Waldemar Lindgren and Howland Bancroft. USGS Bulletin 550.

Brock, R.W., 1906.

Preliminary Report on the Rossland, B.C. Mining District. GSC Preliminary Report No. 939.

Caron, L., 1997.

Assessment Report on 1997 Summer Drill Program. Phoenix (Sylvester K) Property, for Kettle River Resources Ltd. September 1997. Assessment Report 25,302.

 Caron, L., 1999.

Summary Technical Report and Recommended 1999 Work Program on the Golden Crown Property, for Century Gold Corp., March 22, 1999.

 Caron, L., 2002a.

Geology, Geochemistry and Trenching on the Sappho Property, for Gold City Industries Ltd, May 2002. Assessment Report 26,884.

 Caron, L., 2002b.

Geological Report - Boundary Project, for Gold City Industries Ltd., May 13, 2002.

 Caron, L. 2002c.

Summary of Work Program May-July 2002, Athelstan-Jackpot Property, for W. Hallauer, July 26, 2002.

 Caron, L., 2003.

Technical Report on the Snowshoe Property, Boundary District, for Kingsman Resources Inc., February 25, 2003.

 Chang, W.B., 1974.

Report on VLF-EM Survey of the Molly Gibson Claims, for H. Hoehn, August 30, 1974.

 Cheney, E.S. and M.G. Rasmussen, 1996.

Regional Geology of the Republic Area, in Washington Geology, vol.24, no. 2, June 1996.

 Chisholm, E.O., 1972.

Report on Donna Mines Ltd. N.P.L. Burnt Basin Property, Greenwood Mining Division near Paulson, British Columbia, August 29, 1972.

 Christopher, P., 1986.

Geochemical, Geological and Geophysical Report on the Burnt Basin Project, Greenwood Mining Division, for West Rim Resources Inc., September 22, 1986.

 Church, B.N., 1986.

Geological Setting and Mineralization in the Mount Attwood-Phoenix area of the Greenwood Mining Camp. BCDM Paper 1986-2.

 Church, B.N., 1997.

Metallogeny of the Greenwood Mining Camp, for CIM presentation, Vancouver, Spring 1997.

Echo Bay Mines Ltd. Annual Report, 2001, 2002.

Report to Shareholders, April 29, 2002 and May 8, 2003.

Fifarek, R., B. Devlin and R. Tschauder, 1996.

Au-Ag mineralization at the Golden Promise Deposit, Republic District, Washington: Relation to graben development and hot spring processes, in Geology and Ore Deposits of the American Cordillera - Symposium Proceedings, ed. Coyner and Fahey p. 1063-1088.

Fyles, J.T., 1984.

Geological Setting of the Rossland Mining Camp, BCDM Bulletin 74.

 Fyles, J.T., 1990.

Geology of the Greenwood-Grand Forks Area, British Columbia, NTS 82E/1,2. B.C. Geological Survey Branch Open File 1990-25.

Gelber, C.A., 2000.

An Overview of the K-2 Mine, Ferry County, Washington. Abstract for Republic Symposium 2000, Northwest Mining Association, Dec 4-5, 2000.

George Cross News Letter, August 31, 1977.

Gilbert, G., 1948.

Rossland Camp, in Structural Geology of Canadian Ore Deposits, CIM Jubilee Volume, p. 189-196.

Hickey, R.J., 1992.

The Buckhorn Mountain (Crown Jewel) Gold Skarn Deposit, Okanogan County, Washington. Economic Geology v. 87, p. 125 - 141.

Hoy, T. and K. Dunne, 1997.

Early Jurassic Rossland Group, Southern British Columbia: Part I - Stratigraphy and Tectonics. Ministry of Energy and Mines Bulletin 102.

 Hoy, T. and K. Dunne, 2001.

  Metallogeny and Mineral deposits of the Nelson-Rossland Map Area: Part II: The Early Jurassic Rossland Group, Southeastern British Columbia. Ministry of Energy and Mines Bulletin 109.

 Johnson, A.E., 1973.

  Mineralogical Investigation of a Lead-Zinc-Copper Ore from Burnt Basin Mines Ltd., British Columbia, Canada Department of Energy, Mines and Resources, Mines Branch Investigation Report IR 73-26.

Lasmanis, R., 1996.

  A Historical Perspective on Ore Formation Concepts, Republic Mining District, Ferry County, Washington, in Washington Geology, Vol.24, No.2, June 1996.

Lee, L, 1989.

  Property examination report - Burnt Basin property, for Minnova Inc. October, 1989.

Little, H.W., 1957.

           Geology - Kettle River (East Half), GSC Map 6-1957.

Little, H.W., 1961.

                          Geology - Kettle River (West Half), GSC Map 15-1961.

Little, H.W., 1983.

Geology of the Greenwood Map area, British Columbia. GSC paper 79-29.

Miller, R.E., 1996.

1995 Summary Report on the Josh Group, Greenwood Mining Division, for John Carson and Herman Hoehn, January 1996. Assessment Report 24,243.

Minfile www.em.gov.bc.ca/Mining/GeolSurv/Minfile

082ESE082 (Molly Gibson); 082ESE081 (Mother Lode); 082ESE098 (Manitou, Eva Bell); 082ESE099 (Halifax); 082ESE100 (Arlington); 082ESE102 (Burnt Basin); 082ESE103 (Kittie, Aldeen, Tunnel); 082ESE169 (Eva Bell).

Minister of Mines Annual Reports for the Province of B.C.

1899 p848-9; 1900 p872, 991; 1901 p1066-67, 1229-31; 1902 p303-305; 1903 p174, 246-7; 1904 p222, 299; 1905 p256; 1909 p273; 1911 p177; 1917 p199, 201; 1918 p204; 1919 p 164; 1920 p155; 1921 p347; 1922 p170; 1923 p177; 1924 p167; 1925 p194; 1926 p205; 1927 p226; 1928 p235-6; 1929 p255; 1930 p228; 1931 p122; 1932 p122-4; 1933 p149; 1934 pA24; 1935 pG52; 1936 pD27,29; 1937 pD5,D32; 1938 pA33,D37; 1940 p24; 1948 p128; 1949 p156; 1964 p112; 1965 p173; 1968 p236; Geology, Exploration and Mining in B.C. 1969 p 311; Exploration in B.C. 1979 p13; Minister of Mines Annual Report Index No. 3 p199, 205.

Muessig, S., 1967.

                            Geology of the Republic Quadrangle and a Part of the Aeneas Quadrangle, Ferry County, Washington, USGS Bulletin 1216.

Mytrash, R. and S. Ruzicka, 1971.

Report on the Burnt Basin Group of Mineral Claims (including a 1968?, 1969? Dalex Mines report by an unknown author), November 18, 1971.

Nixon, G., 2002.

Alkaline-hosted Cu-PGE Mineralization: the Sappho Alkaline Plutonic Complex, South-central British Columbia. BCMEM Open File 2002-7.

Nixon, G. and D. Archibald, 2002.

Age of Platinum-Group-Element Mineralization in the Sappho Alkaline Complex, South-Central British Columbia. In BCMEM Paper 2002-1, Geological Fieldwork 2001, p. 171-176.

News Releases (various companies)

June 18, 1976 (Donna Mines Ltd.); June 15, 1977 (Paulson Mines Ltd.); August 5, 1977 (Paulson Mines Ltd); Nov 29, 1978 (Oliver Resources Ltd.).

Parker, R.L. and J.A. Calkins, 1964.

Geology of the Curlew Quadrangle, Ferry County, Washington. USGS Bulletin 1169.

Peatfield, G.R., 1978.

Geologic History and Metallogeny of the 'Boundary District', Southern British Columbia and Northern Washington. PhD Thesis, Queen's University.

Rasmussen, M., 1993.

The Geology and Origin of the Overlook Gold Deposit, Ferry County, Washington. Ph.D. Thesis, University of Washington.

Rasmussen, M., 2000.

The Lamefoot Gold Deposit, Ferry County, Washington. Abstract for Republic Symposium 2000, Northwest Mining Association, Dec 4-5, 2000.

Schroeter, T.G, C. Lund and G. Carter, 1989.

Gold Production and Reserves in British Columbia. Ministry of Energy, Mines and Petroleum Resources, Open File 1989-22.

Seraphim, R., B.N. Church and J.T. Shearer, 1995.

The Lexington-Lone Star copper-gold porphyry: An Early Jurassic cratonic linear system, southern British Columbia, in Porphyry Deposits of the Northwestern Cordillera of North America, CIM Special Volume 46.

Shear, H.H., 1972.

Progress Report - Burnt Basin Project, for Donna Mines Ltd. (NPL), November 17, 1972.

 Tschauder, R., 1986.

The Golden Promise: A Recent Discovery in the Republic Mining District, Ferry County, Washington, a paper presented at the Northwest Mining Association Convention, December 1986.

Tschauder, R., 1989.

Gold Deposits in Northern Ferry County, Washington, in Geologic guidebook for Washington and adjacent areas, Washington Division of Geology and Earth Resources Information Circular 86.

17.0 STATEMENT OF QUALIFICATIONS

I, Linda J. Caron, certify that:

  I am an independent consulting geologist residing at 717 75th Ave (Box 2493), Grand Forks, B.C., V0H 1H0

  I obtained a B.A.Sc. in Geological Engineering (Honours) in the Mineral Exploration Option, from the University of British Columbia (1985) and graduated with an M.Sc. in Geology and Geophysics from the University of Calgary (1988).

  I have practised my profession since 1987 and have worked in the mineral exploration industry since 1980. Since 1989, I have done extensive geological work in Southern B.C. and particularly in the Greenwood - Grand Forks area, both as an employee of various exploration companies and as an independent consultant.

  I am a member in good standing with the Association of Professional Engineers and Geoscientists of B.C. with professional engineer status.

  I have worked as a geological consultant on numerous exploration properties in the vicinity of the Burnt Basin property over the past six years. I completed an examination of the Burnt Basin property on July 18, 2003, on behalf of Newport Gold Inc. This examination including limited rock sampling. I also examined the property in 1989, for a different client.

  I have reviewed the available data on the Burnt Basin property, as listed in Section 16.0 of this report, and I believe this data to be accurate. Based on my work on the property and on a review of the available data, I believe this property to be of sufficient merit to justify the work programs recommended in this report.

  I have no direct or indirect interest in the property described herein, or in the securities of Newport Gold Inc. nor do I expect to receive any.

  I am a Qualified Person and independent of Newport Gold Inc., as defined by National Instrument 43-101. I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with these documents and with SEC requirements for reporting under Form 20F. As of the date of signing, I am not aware of any material facts related to this property, which are not reflected in this report.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

/s/ Linda Caron ____________________________________	July 28, 2003 ____________________________________
Linda Caron, M.Sc., P. Eng.	Date of signing

APPENDIX 1

Property Option Agreement

A copy of the underlying agreement on the Burnt Basin property between Steve Baran and John Carson is available for review at Newport's office.

07/21/2003

Mr. Steve Baran

1239 Sir David Drive

Oakville, Ontario

L6J 6Y9

Dear Steve:

Re: Steve Baran hereinafter referred to as "Optionor" and Newport Gold inc. hereinafter referred to as "Optionee"

47 claims, Greenwood Mining Division, British Columbia

Further to our discussions, this letter will confirm and document a proposal made with respect to the mineral interests (47 claims) located in Greenwood Mining Division, British Columbia, as set out in Schedule "A", attached and hereinafter referred to as the "Property".

In this letter agreement Steve Baran will be referred to as the "Optionor" and Newport Gold Inc., will be referred to as the "Optionee".

The terms of our agreement are as follows:

  The Optionor represents and warrants to the optionee that:
    the Property is properly and accurately described in Schedule "A", hereto and registered to the optionor;
    to the best of the optionor knowledge, information and belief, each of the mining claims comprising the Property has been properly staked, tagged and recorded under laws of the Province of British Columbia;
    the optionor has the full right and authority to enter into this agreement;
    the agreement the John Carson dated July 29, 2002 is in good standing;
    there are no adverse interests or other agreements affecting the Property;
    the Property is free and clear of all liens and encumbrances, recorded or unrecorded;
    there are no outstanding or pending actions, suits or claims affecting all or any part of the Property; and
  On the execution of this agreement, the optionor shall deliver to the optionee, a duly executed Transfer of the claims in favor of the optionee.

  The term "net smelter returns" as used in this agreement shall mean the net proceeds realized from the sale to a bona fide purchaser in an arm's length transaction of minerals recovered from ore mined from the Claims. The net proceeds shall be determined by deducting from the dollar value paid for the recovered minerals, the cost of smelting and refining the ore/or concentrates thereof, marketing and insurance charges, and transportation costs, including the costs of transporting the ore and /or concentrates thereof to the milling facilities and to the smelter or refinery. It is further agreed that the Vendor's N.S.R set our herein, at the Vendors option may be payable in kind.
  The optionee agrees to assume all obligations by the optionor John Carson.
  In doing so optionee agrees to deliver 100,000 shares of Newport Gold to the optionor John Carson and further agrees to pay a 1% N.S.R to John Carson that will be capped at $250,000 and will be provided for by paying $10,000 on or before September 15th 2003 and on the same date of each subsequent year until the cap has been reached. This amount is prepaid N.S.R.
  The Purchaser after having made those payments pursuant to Clause 2(a,b,c) which it is agreed, is a firm commitment, shall not be obligated to make any further payments and further the Purchaser or any assigns or associated companies shall not be obligated to carry out any work on the Claims and may abandon its said option by giving notice in writing provided that at the time of abandoning its option the Claims are in good standing for a period of one year following the giving of notice of such abandonment and the Purchaser shall retransfer the claims to the Vendors.
  This agreement is subject to regulatory approval within any applicable jurisdiction.

REPRESENTATION OF THE OPTIONOR

1.01    The Optionor represents and warrants to the Optionee that:

    to the best of the Optionor's knowledge, information and belief, the mineral claims comprised in the Property have been duly and validly issued or located and recorded pursuant to the laws of British Columbia and are in good standing in respect to the performance and recording of assessment work;
    there are, to the best of the Optionor's knowledge, information and belief, no adverse claims or challenges against or to the ownership or title to the Property, or to the Optionor's knowledge is there any basis therefore, and there are no outstanding agreements affecting the Property or any portion there;
    the Optionor is the legal and beneficial owner of the Property as described in Schedule A;
    the Optionor has the right to enter into this Agreement and transfer the interest in the Property to the Optionee.

1.02     The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which the Optionee has relied in entering into this Agreement and shall survive the execution of this Agreement.

1.03     The Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising our of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by him and the Optionor acknowledges that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement and that no information whish is now known or which may hereafter become known to the Optionee or its officers, directly or through professional advisors, shall limit or extinguish the right to indemnity hereunder. In addition to nay other remedies it may pursue, the Optionee may deduct the amount of any such loss or damage from any amounts payable by it to the Optionor hereunder.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

2.01    The Optionee represents and warrants to the Optionor that:

    it has been duly incorporated and validly exists as a corporation in good standing under the laws of the Province of British Columbia;
    it has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of, the Articles or the constating documents of the Optionee or any shareholders or directors resolution, indenture, agreement or other instrument whatsoever to which the Optionee is a party or by which it is bound;
    no proceedings are pending for, and the Optionee is unaware of any basis for the institution of any proceedings leading to, its dissolution or winding-up or placing it in bankruptcy or subject to any other laws governing the affairs of insolvent companies.

2.02     The representations and warranties contained in paragraph 2.01 are provided for the exclusive benefit of the Optionor, and a breach of any one or more thereof may be waived by the Optionor in whole or in part at anytime without prejudice to the Optionor's rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in paragraph 2.01 shall survive the execution of the Agreement.

Purchase Price

3.01    The optionor does by the execution hereof grant the Optionee the right to acquire the Property subject to the terms and conditions hereinafter set forth.

    The optionor does by the execution hereof grant to the Optionee the right to earn a one hundred percent (100%) interest in the Property by spending CDN $250,000 on exploration over a 3 years subject to a one percent (1%) net smelter return to the vendor with a buy down to 0.5%, by paying CDN $500,000 to the optionor.
    The optionee hereby agrees to pay the total of CDN $17,000 dollars to the optionor, CDN $5,000 will be paid upon execution of this agreement, and the remainder will be paid in increments of CDN $3,000 every 45days for the term of 180 days.
    The Optionee agrees to deliver 125,000 shares of Newport Gold inc. subject to a one year hold from the first day of trading.

3.02     The optionee grants to the Optionor a reasonable competitive opportunity for the use of its exploration services such as line cutting and other field work.

TRANSFER OF PROPERTY

4.01    Upon the payment of monies, the making of Exploration Expenditures and the issue and allotment of shares, pursuant to sub-paragraph 3.02, the Optionor shall execute all such effectual and valid transfers of the Property and such other documents as the Optionee or its Counsel may deem necessary to transfer to the Optionee a %100 undivided interest in and to the Property free and clear of all encumbrances save and except the Net Smelter Return Royalty.

4.02    During the term of this Agreement and the Option, the Optionee shall have the right to register this Option Agreement on title to the Property; provided however, that such encumbrance shall immediately be discharged by the Optionee and at its costs, upon termination of this Agreement.

4.03    The Optionee shall have the exclusive right at all time during the currency of this Agreement to enter in and upon the Property and to the extent that it is in its sole discretion may consider advisable to explore, examine, prospect, investigate, map, survey, mine, develop and to carry out commercial production on the Property or any part or parts thereof, and to extract, remove and treat rock, earth and, ore and minerals therefrom and to dump and store materials and waste materials thereon or therein. In doing such exploration, development, mining and production work, the Optionee may treat the Property as a group or in conjunction with adjoining claims which the Optionee may own and may explore and develop the Property by means of drilling, shaft sinking, cross cutting, drifting and raising, or by any other exploration or development or mining method as recommended by its engineers, geologists and consultants. The Optionee shall have custody, possession and control of all drill cores during the term of this Agreement and upon the termination of the Agreement shall deliver up to the Optionor all such drill cores, together with all assays, geological information, models, maps and reports made prepared or taken in connection with the work conducted, or to be conducted, on the Property pursuant to the terms of this Agreement. The Optionee shall have the right to do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may determine advisable; to bring upon and erect upon the Property building, plant machinery and equipment as the Optionee may deem advisable; to remove therefrom and dispose of reasonable quantities of ores and minerals for the purposes of obtaining assays or making other tests (up to 50 tons from each mineral claim or crown granted mineral claims); and to mine, remove and sell for its own benefit subject to the net smelter return royalty granted herein, any and all ores, minerals, ore products obtained from the Property.

FORCE MAJEURE

5.01    If the Optionee is prevented from or delayed in complying with any provisions of this Agreement by reasons of strikes, labour disputes, lockouts, labour shortages, power shortages, fires, wars acts of God, governmental regulations restricting normal operations or any other reasons or reasons beyond the control of the Optionee, the time limited for the performance of the various provisions of the Agreement as set out herein shall be extended by a period of time equal in length to the period such prevention and delay.

5.02    The Optionee, insofar as is possible shall promptly give written notice to the Optionor of the particulars of the reasons for any prevention or delay under this Section and shall take all necessary steps to remove the cause of such prevention or delay and shall give written notice to the Optionor as soon as such cause ceases to exists.

COVENANTS OF THE OPTIONEE

6.01    The Optionee hereby covenants and agrees with the Optionor as follows:

    that during the currency of this Agreement it will maintain the said Property in god standing and record as assessment work against the Property all work that qualified for such recording and will pay all rentals, taxes or other governmental charges which shall fall due during the period of this Option;
    that it will carry out its operations on the Property in a careful and miner like manner in accordance with the applicable laws and regulations of British Columbia and Canada;
    that it properly pay all accounts of every nature and kind for wages, supplies, Workers; Compensation Assessments, income tax deductions and all other accounts and indebtedness incurred by it so that no claim or lien arise thereon or upon the ore or mineral contained therein and it will indemnify the Optionor and save it harmless from any and all loss, costs, actions, suits, damages or claims which may be made against the Optionor in respect of the operations on the Property, provided however, that the Optionee shall have the right to contest the validity of any such lien or claim of lien;
    upon the termination of this Agreement that it will leave the Property in a safe condition in accordance with applicable statutes and regulations;
    that it will at all times maintain and keep true and correct records of all production and disposition thereof and of all costs and expenditures incurred as well as all other data necessary or proper for the settlement of accounts between the parties hereto in connection with their rights and obligations under this Agreement. Such records shall be open at all reasonable times upon reasonable notice for inspection by the Optionor or its duly authorized representative;
    that it will indemnify and hold harmless the Optionor from and against any damage, claim or demand arising out of the Optionee's failure to comply with this paragraph;
    that it will allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property upon giving the Optionee 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall not interfere with the Optionee's activities on the Property and shall be at the Optionor's own risk and that the Optionee shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;
    that it will obtain any and all necessary environmental permits prior to commencing operations on the Property and it will be responsible for any environmental assessments made by governmental bodies as a result of operations of the Property;
    that it will cause to be filed, sufficient assessment work on the mineral claims so that they are in good standing for not less that one year at any time during this agreement and on termination shall have a minimum of one (1) year's assessment filed.

OPTIONOR'S RIGHTS TO INFORMATION

7.01    The Optionee shall provide the Optionor with copies of all Engineering and Geological reports, maps and other data pertaining to the Property and any exploration or development work or examinations of said Property. The Optionor or the Optionor's duly authorized representative, at their own risk and expenses is permitted to inspect the Property, provided such inspection does not interfere with the operations of the Optionee. The Optionor agrees that all data, reports records and other information relating to the Property will be treated as confidential. The parties hereto agree that neither of them shall disclose to any third party or to the public any information concerning the Property or the results of operations on the property without the express written consent of the other Party, except as are necessary to abide with the Statutes and Regulations thereunder of the Province of British Columbia.

SURRENDER OF PROPERTY INTEREST PRIOR TO COMPLETION OF AGREEMENT

8.01    The Optionee may at any time elect to abandon its interest in the Property and in this Agreement by giving notice to the Optionor of any such intention and by meeting any and all outstanding obligations regarding the Property.

TRANSFERS AND TRANSFERS OF MINERAL CLAIMS

9.01    The Optionee (the Transferring Party) may at any time sell, transfer or otherwise dispose of all or any portion of its interest in and to the Property and this Agreement, with the written permission of the Optionor, not to be unreasonably withheld, except that its obligations hereunder shall continue unless released in writing by the optionor and provided that any purchaser, assignee or transferee of any such interest shall have first delivered to the Optionor its agreement binding itself to this Agreement and containing:

    a covenant by such transferee to perform all the obligations of the transferring party to be performed under this Agreement;
    a provision subjecting any further sale, transfer or other disposition of such interest in the Property and this Agreement or any portion thereof to the restriction contained in this Section;
    the Property shall remain whole and no individual claim(s) shall be sold, transferred or otherwise disposed of without the written permission of the Optionor.

TERMINATION NOTICE

10.01    Until such time as the Optionee has carried out all of the terms of paragraph 3.02:

    this Agreement shall be an option only and the Optionee may terminate the Agreement upon the expiration of thirty (30) days notice in writing to the Optionor, provided that the Optionee has met all outstanding obligations regarding the Property as at the date of the termination notice.
    This Agreement shall terminate upon the expiration of thirty (30) days after service of notice in writing by the optionor of a breach of any condition or covenant herein contained on the part of the Optionee to be observed or performed if such breach has not theretofore been remedied.

OPTIONEE'S INDEMNITY

11.01    The Optionee shall indemnify and save harmless the Optionor from any and all liability arising on or in relation to the Property during the term of this Agreement, unless caused by the fault of the Optionor.

DEFAULT

12.01    Notwithstanding anything in this Agreement to the contrary, if either the Optionee or the Optionor (the Defaulting Party) should be in the default of any requirement herein set forth, the other party shall five written notice to the defaulting party specifying the default and the defaulting party shall not lose any right granted under this Agreement unless within 30 days after the giving of notice of default by the other party, the defaulting party shall have failed to cure any such default, in which event this Agreement shall terminate subject however to the surrender provisions set out in paragraph 8.01 herein.

ARBITRATION

13.01    The parties agree that all questions or matters in dispute as to the interpretation or effect or any provision of this Agreement or any of the schedules attached hereto shall be finally settle by the arbitration in the manner hereinafter set forth. If wither the Optionee or the Optionor wish to submit a matter to arbitration, then such party shall give to the other party not less than ten (10) days prior written notice of intention to do so, which party giving notice shall nominate one arbitrator and the other shall within fifteen 915) days after receiving such notice nominate another arbitrator. The two arbitrators so nominated shall within the next thirty (30) days unanimously agree on the appointment of a third arbitrator to act with them and to be chairman of the arbitration. If either of the Optionee or the Optionor shall fail to nominate an arbitrator within fifteen (15) days after receiving notice of the nomination of the first arbitrator, the first arbitrator shall be the only arbitrator, and it two arbitrators are nominated but shall be unable to agree unanimously on the appointment of the chairman, the chairman shall be appointed under the provisions of the Commercial Arbitration Act (British Columbia). In all other respects, the arbitration shall be conducted in accordance with such Act and the chairman or, in the case whereby only one arbitrator is nominated, the single arbitrator shall fix a time and place in Vancouver, British Columbia for the purpose of hearing evidence and representations and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act. The parties agree that the award of a majority of arbitrators, or in the case of a single arbitrator of the said arbitrator shall be binding upon each on them both as to law and fact and there shall be no appeal therefrom. Judgement or any award rendered pursuant to the arbitration proceedings may be entered into any court of competent jurisdiction or application made to such court for judicial acceptance of the award and an order of enforcement.

NOTICE

14.01    Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or mailed by registered mail at the addresses first herein appearing and any notice given as aforesaid shall be deemed to have been delivered when delivered, or if mailed, to be delivered on the said business day after the date of mailing except in the event of postal disruption, when notice shall be delivered. Any part may, from time to time by notice in writing, change its address for the purpose of this Section.

ENUREMENT

16.01    This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors or assigns, as the case may be.

ADDITIONAL TERMS

17.01    Each of the parties hereto agree to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement, fully and effectually.

17.02    This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written heretofore existing between the parties hereto in respect of the subject matter of this Agreement.

17.03    This Agreement may be executed in several parts in the same form and such parts as so executed shall together form one original agreement, and such parts, if more than one shall be read together and construed as if all the signing parties hereto had executed on copy of this Agreement.

17.04    Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

17.05    Time is hereby expressly made of the essence with respect to the performance by the parities of their respective obligations under this Agreement.

17.06    Nothing contained in this Agreement shall cause a party to be a partner, agent or legal representative of any other party. It is intended that this Agreement shall not create the relationship of a partnership between the parties and that no act done by any party pursuant to the provisions hereof shall operate to create such a relationship.

17.07    All reference to monies hereunder are to Canadian dollars and all payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Canada as such party may designate from time to time by written notice. Said bank or banks shall be deemed to be the agent of the designating party for the purpose of receiving, collection and receipting such payment.

17.08    The headings of the Sections of this Agreement are for convenience only and do not forma a part of this Agreement nor are they intended to affect the construction of anything herein contained or govern the rights and liabilities of the parties.

17.09    If any one or more of the provision contained herein should be invalid, unenforceable or illegal in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be effected or impaired thereby.

17.10    This Agreement may not be changed orally but only by an agreement in writing, duly executed by the party or parties against which enforcement, waiver, change, modification or discharge is sought.

17.11    Words used herein importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing persons shall included firms and corporations.

17.12    The optionee shall have an area of interest of 2 kilometers from the outer boundary of the claim group. All claims or interest acquired by the optionee shall become part of the property as if they were existing at the time the agreement was executed.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written/

SIGNED, SEALD AND DELIVERED by Steve Baron in the presence of:
/s/ Steve Baron
/s/ Tyler Bartlett	_____________________________________
Name: Tyler Bartlett	Steve Baron
Address: 336 Queen Street South
Occupation: Consultant

THE CORPORATE SEAL OF Newport Gold Inc., was hereunto affixed in the presence of:
/s/ Derek Bartlett
_______________________________________	_______________________________________
Derek Bartlett, President of Newport Gold Inc.
______________________________________
C/S

SCHEDULE "A"

To and agreement made the ____ day of June, 2003 between Newport Gold, Inc. and Steve Baran

Motherload	20 Units	Tenure No. 393542
Molly Gibson	20 Units	Tenure No. 393542
Lode	1 Unit	Tenure No. 395681
Lode	1 Unit	Tenure No. 395682
Lode	1 Unit	Tenure No. 395683
Lode	1 Unit	Tenure No. 395684
Lode	1 Unit	Tenure No. 395685
Lode	1 Unit	Tenure No. 395686
Lode	1 Unit	Tenure No. 395687

8/11/2003

APPENDIX 2

2003 Rock Sample Descriptions and Analytical Certificate
2003 Rock Sample Descriptions
Sample #	UTM Coordinate*	Showing	Sample Description
92540	418175E 5445630N	Molly Gibson	Select grab sample from dump at Molly Gibson showing (Twin Tunnels?). Black, extremely siliceous, banded semi-massive pyrrhotite in hornfels.
92541	418175E 5445630N	Molly Gibson	Same location as 92540. Select grab sample from dump at Molly Gibson showing (Twin Tunnels?). Rusty weathering massive, finely crystalline white quartz vein with minor pyrrhotite.
92542	418815E 5447010N	Eva Bell production pit	Select grab from ore pile. Massive magnetite-sphalerite.
92543	417516E 5447705N	Mother Lode dump	Select grab from dump by road. Quartz vein with patchy massive pyrite to 10%.
92544	417430E 5447745N	Mother Lode upper pit	Chip sample across 0.6 m, true thickness, quartz vein in upper Mother Lode pit (near drill core). Vein orientation here is 360/30[o]E.
92545	417430E 5447745N	Mother Lode upper pit	Same location as 92544. Select grab from dump of pit of rusty quartz vein with up to 10% pyrite.
92546	419098E 5446770N	Eva Bell (Breckenridge adit)	Grab sample at ore pile by cabin/adit along main access road. Massive, very siliceous, massive pyrrhotite-magnetite (+lesser galena, sphalerite).
* UTM coordinates listed are NAD 83, Zone 11

  Burnt Basin Property - Technical Report July 28, 2003

25-Jul-03
ECHO TECH LABORATORY LTD. 10041 Dallas Drive KAMLOOPS, B.C. V2C 6T4 Phone: 250-573-5700 Fax: 250-573-4557	ICP CERTIFICATE OF ANALYSIS AK 2003-250	Linda Caron Box 2493 Grand Forks, BC V0H 1H0 Attention: Linda Caron, M.Sc., P.Eng. No. of samples received: 7 Sample type: Rock Project#: Burnt Basin Property Samples submitted by: Linda Caron

Values in ppm unless otherwise reported
Et#	Tag#	Au(ppb)	Ag	AI %	As	Ba	Bi	Ca %	Cd	Co	Cr	Cu	Fe %	La	Mg %	Mn	Mo	Na %	Ni	P	Pb	Sb	Sn	Sr	Ti %	U	V	W	Y	Zn

1	92540	>1000	6.0	2.39	<5	10	530	0.48	<1	52	111	815	>10	<10	1.75	241	3	0.08	29	420	4	<5	<20	15	0.38	<10	53	<10	13	60
2	92541	>1000	1.4	0.36	<5	25	30	0.26	<1	6	145	73	1.38	<10	0.20	79	4	0.02	7	160	2	<5	<20	14	0.06	<10	13	<10	3	16
3	92542	390	>30	0.37	305	<5	<5	1.17	758	19	76	206	>10	<10	1.10	>100000	<1	0.01	<1	200	>10000	80	<20	53	0.04	<10	10	<10	7	>10000
4	92543	>1000	17.2	0.41	<5	<5	15	0.21	27	71	112	208	4.87	<10	0.24	94	31	<0.01	12	160	774	<5	<20	3	<0.01	<10	24	<10	4	636
5	92544	>1000	12.0	0.14	<5	<5	<5	0.01	<1	4	121	516	0.86	<10	0.06	82	6	<0.01	5	90	142	<5	<20	<1	<0.01	<10	8	<10	<1	117
6	92545	>1000	21.2	1.09	<5	5	<5	1.06	142	38	111	1419	5.49	<10	0.46	892	16	0.03	25	400	1856	<5	<20	45	0.03	<10	38	<10	17	6761
7	92546	180	>30	0.75	110	<5	<5	0.41	104	40	112	356	>10	10	1.18	9482	<1	0.02	25	360	5816	<5	<20	12	0.07	<10	17	<10	13	>10000

QC DATA: Resplit:
1	92540	>1000	6.1	2.54	<5	10	555	0.47	<1	55	111	846	>10	<10	1.87	256	2	0.08	31	400	10	<5	<20	15	0.38	<10	58	<10	12	60

CERTIFICATE OF ASSAY AK 2003-250

LINDA CARON
Box 2493							25-Jul-03
Grand Forks, BC
V0H 1H0

ATTENTION: Linda Caron, M.Sc., P. Eng.

No. of samples received: 7
Sample type: Rock
Project #: Burnt Basin Property
Samples submitted by: Linda Caron

		Au	Au	Ag	Ag	Pb	Zn
ET #.	Tag #	(g/t)	(oz/t)	(g/t)	(oz/t)	(%)	(%)

1	92540	114	3.325
2	92541	6.65	0.194
3	92542			196	5.72	9.70	13.2
4	92543	5.58	0.163
5	92544	1.00	0.029
6	92545	21.3	0.621
7	92546			36.4	1.06	0.59	1.89

QC DATA:
Repeat:
1	92540	118	3.441

Resplit:
1	92540	116	3.383

Standard:
PM168		2.08	0.061
Mpla				70.0	2.04	4.36

							ECO TECH LABORATORY LTD.
JJ/kk							Jutta Jealouse
XLS/03							B.C. Certified Assayer